
07051033


ARIS
RE
12-31-06
RECD S.E.C.
APR 1 6 2007
1086

MOHAWK INDUSTRIES

INC

If you are a shareholder of this Company...


PROCESSED
APR 1 8 2007
THOMSON
FINANCIAL

Mohawk Industries 2006 Annual Report

Corporate Profile

From its beginning as a carpet and rug manufacturer, Mohawk Industries has evolved into one of the world's leading flooring companies. Its product line encompasses tufted and woven carpet, rugs, ceramic tile, laminate, stone, wood, vinyl, carpet cushion and niche home products. Mohawk is headquartered in Calhoun, Georgia. Its shares trade on the New York Stock Exchange under the ticker symbol "MHK."







Highlights

(in thousands, except per share data)

Years Ended December 31	2006	2005	2004	2003	2002
Net Sales	$7,905,842	$6,620,099	$5,880,372	$4,999,381	$4,516,957
Gross Profit	$2,231,311	$1,768,246	$1,624,243	$1,393,802	$1,269,092
Operating Income	$ 839,060	$ 672,384	$ 638,992	$ 542,029	$ 522,065
Net Earnings	$ 455,833	$ 387,138	$ 370,797	$ 310,149	$ 284,489
Diluted Earnings Per Share	$ 6.70	$ 5.72	$ 5.49	$ 4.62	$ 4.39

...Then, we have something in common.

As fellow shareholders, we maintain an interest in how the Company capitalizes on its leading market position to create and grow value. Over the past twelve months, a difficult industry environment has often made it hard to see this dynamic at work. Yet, it is precisely this type of environment that illustrates how effective our strategies have been in recent years – namely, a dramatic diversification of our business into new product categories, customer markets and geographies, as well as developing greater vertical integration in each of our major businesses. Because of our success in implementing these initiatives and executing a prudent operational plan, I am pleased to report that while 2006 was a challenging year for Mohawk, it also was a good year.



The U.S. flooring industry enjoyed a solid first half of 2006, despite higher energy and raw material costs, most of which manufacturers passed through as price increases. However, the U.S. flooring industry was impacted by slowed residential new housing construction and residential existing housing sales in the second half of 2006. This second half trend was offset by increased corporate and government spending which supported the commercial flooring market.

Given this challenging macroeconomic environment, Mohawk still posted solid growth in revenues and earnings. Net sales rose 19 percent to $7.9 billion, due to last year's acquisition of Unilin (which represented 81 percent of net sales growth), internal hard surface growth and price increases. Diluted earnings per share were $6.70 compared to $5.72 in 2005, a 17 percent increase. Additionally, the Company generated $782 million in operating cash flow, which was directed toward investment initiatives and debt reduction. The Company repaid $602 million of debt during the year, improving our debt-to-capitalization ratio and our debt-to-EBITDA ratio.

Financial performances within our three business segments were generally solid, given the year's economic conditions. The Mohawk segment was most affected, due to continuing pressures in the carpet category, primarily from high raw material costs and slowing demand in the residential market.

The slowdown in new residential construction impacted Dal-Tile's business in the second half, but the investments we have made in this business in recent years continued to benefit us. Dal-Tile revenues grew 12 percent in 2006. Unilin, our new laminate division, performed well. After a slow start in the U.S. laminate products, which resulted from inventory adjustments by our distributors, the business finished the year with significant improvement over 2005 sales. The European economy was strong during the year, positively affecting those areas of our business in Europe. In addition, we received a favorable ruling from the International Trade Commission, strengthening our patents in the laminate business. All this combined for very strong operating results in our Unilin segment.

The Value of Forward Thinking

If there is a takeaway from our experiences in 2006, it is the value of a forward-looking strategy and a commitment to make the investments necessary to implement it. We must always anticipate the next change and constantly position the Company to navigate successfully through negative periods and to capitalize fully on the positive ones.

While our short-term visibility regarding the end of this current downturn is somewhat limited, our long-term vision is very clear. Population and demographic trends point to sustained growth in the U.S. flooring market over the next decade. These and other trends support a bullish future for Mohawk and one for which we are planning and investing carefully.

An Organization to Support Growth

In just five years, Mohawk has grown from $3.4 billion to $7.9 billion in revenues and diversified from a single dominant product category into three distinct lines of business. New organizational structures are essential to support this broader business and its continued expansion. The promotion of Chris Wellborn, for example, from Dal-Tile President to Chief Operating Officer brings an important level of senior management support to business integration issues and asset synergy opportunities. Over the past year, Unilin has built an organization to oversee North American expansion of its laminate product line. Within the Mohawk segment, we have built on the successful realignment of the residential and commercial business units in 2005. We further segregated sales and operations between soft and hard surfaces to allow for a better focus on customer needs. These changes are resulting in a more streamlined organization, in which internal operations are more focused and closer to their end-market users. The goal, as always, is to make it easy for our more than 30,000 customers to do business with Mohawk.

Capital Investment for Future Growth

In 2006, we invested approximately $166 million in capital expenditures to maintain our equipment and support growth initiatives. Highlights included dramatic expansion of manufacturing capacity for Dal-Tile and Unilin in North America. These investments support present and future demand, as well as enhance customer service and logistics support. We also continue to upgrade Dal-Tile's sales service centers, which have been a major force behind the division's share gains in the residential market in recent

years. Within our carpet division, additional extrusion, dyeing and carpet backing capacity have improved costs and provided greater manufacturing flexibility. Additionally, newly installed technology has enhanced carpet tile production, which is outpacing broadloom carpet growth in the commercial market. From capacity expansion to marketing enhancements, all of our investments underscore the competitive advantages of improved control of our supply chain and our greater agility in the marketplace.

Channel-Focused Market Strategies

The ability to participate across all distribution channels and price points within a category helps to drive a more diversified and robust business model. Today, Mohawk arguably has the broadest portfolio of flooring brands in the world. Our challenge is to ensure that well-crafted marketing strategies are in place that properly focus our brands on their respective target customer bases.

As a new segment of Mohawk, Unilin has been engaged on two marketing fronts in the specialty retail channel in the United States. First, Unilin continues to expand its Quick-Step® brand, a market leader in Europe, into specialty retail stores across North America. Second, the introduction of a Mohawk laminate brand, manufactured by Unilin rather than sourced from a third party, has been a significant undertaking. This new Mohawk product shifts the brand focus from primarily price to value-added style and design. It also provides an enhanced product line under the highly-regarded Mohawk brand for our well-established network of specialty retailers. An additional growth opportunity is in the home center channel. The home centers offer an interesting growth opportunity because of the "do-it-yourself" nature of the laminate category. Unilin's strength in the European laminate market benefited Mohawk this year as that economy continued to grow. The European presence provides a balance to the U.S. market's cyclical changes and helped to offset some of the slowing in the U.S. As an original innovator of laminate flooring, Unilin's assets also include many patented technologies. The strength of the patent portfolio is evidenced by successful rulings in 2006 and by numerous new companies introducing our technologies in their products.

Many of the strategies that we are employing at Unilin are based on our successful acquisition of Dal-Tile in 2002. Broader product lines, higher levels of service and new marketing strategies have resulted in a compound annual average growth rate of 14 percent for Dal-Tile over the past four years. During this time, Dal-Tile has dramatically expanded its share of the residential market and has developed a leading position in the stone category. As the largest supplier of tile in North America, we expect Dal-Tile to continue to outpace category growth.

Though much of Mohawk's growth in recent years has come from hard-surface flooring, carpet still comprises a large portion of consolidated sales. While the soft surface category recently has faced a challenging environment, we find several encouraging trends in our carpet business. A market shift from Olefin and staple nylon to filament nylon and polyester is underway. As the world's largest producer of staple polyester from recycled soda bottles, Mohawk is well positioned to benefit from the improved value proposition that polyester products offer. Our new SmartStrand™ filament polyester provides superior product performance with permanent stain resistance.

Our growth in the commercial carpet arena has been another important source of revenue diversification for Mohawk in recent years. Commercial carpet sales, along with Dal-Tile's commercial sales force, also is offering expanded services to national accounts, so that we can better satisfy their total needs for any project. Our goal is to move from "supplier" to "partner" with this important customer channel.

Managing for the Short-Term, Planning for the Long-Term

In many respects, 2006 was no different than any other year for Mohawk. Throughout the Company, we have kept one eye on managing the here and now and the other eye focused on the next opportunity. This is why we have a proven record of solid performance through changing business cycles. This is why we are well positioned to gain ground when the market rebounds. This is why we are confident that Mohawk has many opportunities to realize in the years ahead. If you are a shareholder of Mohawk, this is what you can, and should, expect from us.

Thank you for your continued support.

Sincerely,



Jeffrey S. Lorberbaum
Chairman, President and Chief Executive Officer
March 26, 2007



A Conversation With **Jeff Lorberbaum**

Q: In an industry "down cycle," what cost containment strategies can you deploy?

A: One of the benefits of Mohawk's tremendous degree of flexibility is that we can not only contain costs in a slowdown, but also ramp up operations when demand resumes. Our overall fixed costs are relatively low, so our focus is always on aligning non-fixed costs with demand. We managed lower volumes this year by cutting shifts and working shorter hours at our production plants. We have streamlined administrative expenditures. Marketing costs are being controlled by consolidating SKUs, introducing fewer products and managing our sample investment.

Q: Has anything been different than you anticipated about this most recent downturn in housing?

A: Usually when new construction slows, we see increased activity in the residential remodeling end of the market. This trend has not yet occurred. Discretionary income has been impacted more radically this time. Unease with geopolitical events has further affected consumer behavior. When energy costs did abate somewhat toward the end of the fourth quarter, consumers directed their purchases toward categories such as apparel and electronics, which also benefited from seasonal trends in the fourth quarter. We believe lower home-value growth has temporarily reduced the investments people have been making, but should result in a rebound when the value growth returns to normal in the future.

Q: Judging from your past experience in weathering economic cycles, when do you expect to see a rebound in the housing market?

A: This is a very difficult question to answer. If long-term interest rates remain favorable, then, historically, the cycle is a 12- to 18-month process. There are many unknowns in the broader economy that could affect the timing and rate of a recovery. You have to keep in mind that flooring is one of the last items installed in a new house, so we are among the last to experience a downturn and the last to benefit from a rebound. We expect residential remodeling to improve first, as in the past, and to lead the industry out of the downturn.

Q: Mohawk financed the acquisition of Unilin last year entirely through debt. How do you feel about your leverage now?

A: I am very comfortable with the current debt-to-capitalization ratio and debt-to-EBITDA ratio. We have a very healthy capacity to generate free cash, which is one of the underappreciated fundamentals of our business. Our GAAP earnings are considerably less than our cash earnings, due to relatively high levels of non-cash amortization associated with our intangible assets. The Company used its free cash to primarily pay down debt by approximately $600 million.

Q: Raw material costs have hit the carpeting category hard in recent years. Are there alternative materials that could reduce dependency on petro-based chemicals?

A: There is nothing that would radically change carpet manufacturing overnight, but our industry leadership in the use of post-manufacturing and consumer waste, as well as development of bio-based processes is moving us in the right direction. We recycle around 25 percent of all plastic drink bottles in North America into polyester fiber. Polyester carpet has been gaining market share recently, which is a positive trend for us competitively. Also, in 2007, we are introducing new PVC-free carpet tiles that contain 30 percent post-consumer content. All of these initiatives not only improve our raw material position, but also meet growing demand in the market for more environmentally-friendly and recycled products.

Q: Upon what specific long-term fundamentals do you base your optimism for continued growth in the flooring industry?

A: There are many encouraging statistics. Harvard University's Joint Center for Housing Studies projects that household growth rates will continue through at least 2010 at the same level as they have over the past decade. New immigrants, Echo-Boomers and single-person households are among the demographic trends that support these projections. Household growth is the largest driver of housing supply, so these trends point to continued housing expansion. Also, today's average home is more than double the average size home of the 1950s. These trends translate into greater demand for all flooring categories and for wall tile products, as well. The greater number of homes and offices also increases the demand for flooring in future years when these spaces are remodeled. Continued economic expansion bodes well for this part of the business.

Q: Where will Mohawk find its major growth over the next five years?

A: First, we are only one year into fully participating in the laminate category and just beginning to capitalize on the opportunity to expand North American distribution, so laminate represents major growth potential in the U.S. and in a broader European market. In time, geographic expansion outside North America, particularly for laminate and tile, will also be an area that we examine increasingly. Unilin, as well as Dal-Tile and Mohawk, all have strong track records of new product innovation and excellent marketing programs, both of which translate into organic growth. Finally, product categories in which we are not vertically integrated are opportunities that we continue to assess. Simply put, the more we have diversified Mohawk in recent years, the more we have diversified our growth options.







What you own as a

MOHAWK

shareholder...











You Own **DISCIPLINE**

Sales and Earnings Per Share Growth



**Earnings per share and weighted-average common share data have been restated to reflect the 1997 3-for-2 stock split.*

Mohawk has posted a remarkably consistent record of sales and earnings per share growth over the past decade. A series of strategic acquisitions, a commitment to reinvestment in existing business and sound operational management has led to a 10-year compound annual growth rate of 13 percent in net sales and 22 percent in earnings per share. These growth rates illustrate Mohawk's financial discipline, especially given the broader economic environment at this time.






You Own **STRENGTH & POTENTIAL**

Flooring is a defining component of virtually every space built and, over the years, has increasingly become a defining element of style, design and functionality in residential and commercial spaces alike. Today, floorcovering comprises a $24-billion market in the U.S., and, we believe, long term is expected to grow at approximately 5 percent annually. Mohawk is a leader in this industry, with top market positions in five major product categories – broadloom carpet, rugs and mats, ceramic tile, stone and laminate.

Carpet and rugs still comprise about two-thirds of the flooring market and will continue to have a significant share of the total flooring market in the future. Mohawk is the second-largest supplier of broadloom carpet, serving both the residential and commercial markets. As consumer tastes have shifted toward hard surfaces, area rugs have benefited. In this category, we are strategically positioned for the future.

Mohawk's market strength is evident in its ability to expand into higher-growth product categories over the past five years, as well as its ability to become a dominant player in each of these categories. This process began in 2002, when the Company acquired Dal-Tile, which currently claims approximately a 30 percent share of the ceramic tile market – by far the largest of any supplier. With ceramic tile products extremely complementary to stone flooring and countertops, Mohawk has also quickly achieved the number one position in stone flooring and countertops through a series of small acquisitions and internal expansion in this extremely fragmented, but fast-growing, category.



With a compound annual average growth rate of approximately 15 percent over the last five years, laminate represents the smallest, but fastest-growing, flooring category today. Once again, Mohawk's category expansion has been a bold one. The acquisition of Unilin in 2005 made Mohawk an industry leader overnight, in both the North American and European laminate markets. Though still in the early adoption stages in North America, laminate comprises a large share of the flooring market in Europe. Unilin is building upon its leading position in Western Europe by expanding into Eastern European countries where the market is growing at faster rates.

Flooring industry growth today is spurred by housing demand and the type of houses that dominate the market. According to the National Association of Home Builders, the average new home is 2,349 square feet, and 39 percent of new homes exceed that average. Simply put – there are more houses with more square feet of flooring than ever before. Nearly a quarter of all new homes today boast three bathrooms or more, compared to less than 20 percent just 15 years ago – certainly an attractive scenario for ceramic tile and other hard-surface products. Moreover, Americans are spending more than ever to improve their homes. From 2000 to 2004, home improvement expenditures, excluding maintenance and repairs, climbed 33 percent. These trends, combined with the ever-increasing decorative nature of flooring products, create a positive and sustainable level of growth across all flooring categories.

You Own
BALANCE & DIVERSITY

Flooring Industry Categories



Source: Floor Covering Weekly

The power of a balanced business model lies not only in the diversification of risk, but also in the expansion of opportunity. Mohawk has been the beneficiary of both in recent years as the Company has dramatically increased the scope of the product categories, distribution channels and geographic markets in which it participates. In 2001, carpet and rugs comprised substantially all of Mohawk's consolidated sales. By 2006, carpet and rugs still accounted for a significant portion of revenue, but hard surfaces had increased dramatically. This revenue mix, however, only hints at the breadth and depth of the Company's portfolio today.

Mohawk's revenue base is exceptionally broad, representing more than 30,000 individual customers in major distribution channels: specialty flooring retail stores, home improvement centers, mass merchandisers, commercial dealers, commercial end-users and contractors. Mohawk's mix of residential replacement, new home and commercial corresponds closely with the industry mix, with residential replacement representing the largest share. This market diversity helps

to produce a more consistent level of performance. When new construction tapers, residential replacement generally experiences higher demand, due to homeowners electing to remodel an existing home rather than purchase a new one.

A major advantage to Mohawk's vertical integration is full participation across all distribution channels within a market segment through a multi-brand strategy. A high degree of product differentiation in both style and performance means that ten major product categories – carpet, cushion, ceramic, stone, vinyl, laminate, wood, rugs, mats and home products – cover 31 more specialized product categories. Ceramic tile, for instance, offers porcelain, quarry and mosaic product. Multiple brands and broad product selection also means covering virtually the entire price point spectrum. In carpeting, the Karastan® and Ralph Lauren™ brands offer premium-end products, while Aladdin by Mohawk® satisfies the needs of value-driven customers. Similar brand segmentation exists on the commercial carpet side as well.

Though it accounts for only approximately 10 percent of consolidated sales, Unilin's European businesses, all market leaders, have provided a degree of geographical diversity to Mohawk's portfolio. A presence in the European market also brings valuable insights and perspective to Mohawk as the Company considers future international expansion opportunities.













A constantly evolving market demands constantly evolving products. Each of Mohawk's major business segments has a long tradition of both technology and design innovation. In broadloom carpet, advances are not always easy to see. In 2006, for instance, Mohawk introduced a new secondary carpet backing, Optiback®, which features a softer backing system that is less harsh on subfloors and more installer-friendly. In the area of performance, Mohawk continues to expand the use of its revolutionary fiber, SmartStrand™ made with DuPont™ Sorona® fiber. The Mohawk fiber line now includes SmartStrand™, UltraStrand™, EverStrand™, PermaStrand™ and ColorStrand™. All of these proprietary fibers offer various properties influencing style, color, durability and stain resistance. Each fiber brand represents an innovative leap in terms of styling and maintenance, keys to setting apart Mohawk from its rivals.

Unilin was literally founded on innovation in 1960 when its owners in Belgium began searching for new uses for flax to replace declining demand in textiles. Their first innovation – utilizing the exterior of the flax plant to make fiber board – started what would become a billion-dollar business by 2005. Unilin introduced direct-pressure laminate flooring to Europe in 1989 and, in 1996, unveiled its Uniclic® installation system. This exclusive, patented system was the first glue-less locking system in the market and revolutionized laminate installation. Unilin's record of innovation continues today. Last year, the country surface product line brought a new level of real-wood authenticity to laminate by simulating artisan hand-scraping techniques that can be seen and felt on the surface of each plank. In 2007, Unilin will roll out the ARTE® collection of parquet mosaic laminate flooring,

You Own **INNOVATION**

as well as Unifix®, a tool that allows a single plank to be pulled out of the middle of an existing floor for repair or replacement.

Though used in construction and as a decorative material for centuries, ceramic tile is still finding new ground in style and application. Dal-Tile's Villa Valleta™, for example, is a highly-glazed porcelain that simulates natural slate. Suitable for residential and commercial applications, this line recently won The Dealer's Choice Award at the Surfaces 2006 flooring show. Other new products from Dal-Tile feature minimalist looks that evoke concrete and other urban materials. The division has also introduced new paver products to capitalize on the popularity of outdoor living spaces.

A commitment to invest in technological and design innovation has been, and continues to be, a major component of Mohawk's overall growth strategy. Innovation helps to sustain interest in flooring products among consumers and serves as a clear competitive differentiator in the marketplace.






















The scope of Mohawk's manufacturing and marketing operations extends to an industry-leading distribution infrastructure. For the Mohawk segment, an extensive retail distribution network that includes more than 2,500 co-branded stores and "store-within-a-store" concepts is an invaluable competitive advantage. Mohawk's support of these retail partners is guided by a simple philosophy – what's good for a retailer is good for Mohawk. Consumer advertising, marketing and promotional materials, as well as training and business support services help to cement these essential retail partnerships. In 2007, the Company will add Internet-based advertising to its extensive consumer outreach. Several of the Company's websites have been updated to make them more easily navigable and more informative for consumers. As the Unilin segment continues to develop its North American business and integrate its products into the Mohawk portfolio, the Company expects Unilin and its retailers to benefit from the same type of mutually beneficial relationships. The Company's marketing team has leveraged Mohawk's established advertising presence and retailer relationships to effectively promote the Mohawk laminate product line.

You Own **REACH**



Though Dal-Tile and its American Olean™ brands are sold through home improvement centers, the vast majority of ceramic tile reaches the market through more than 250 local distribution points. These sales service centers and design galleries feature showrooms that allow retailers, contractors and their customers to view the infinite design possibilities offered by ceramic tile and stone.

The backbone of Mohawk's customer service effort is a distribution fleet and logistics system that includes more than 1,000 trucks, 2,000 trailers and approximately 70 distribution warehouses across the country. Backed by state-of-the art technology, this supply chain ensures superior turnaround time from order to delivery. Mohawk's logistics strengths have improved Dal-Tile and Unilin service, as well. The expansion of domestic manufacturing capacity has cut delivery on Unilin product from ten weeks to one week over the past year.



Browse
Back Room
Custom Shop
The Value Shop
Back Room
PERFORMANCE



You Own
RESPONSIBILITY

From products to practices, Mohawk believes that corporate citizenship is exemplified by environmental stewardship that translates into sound business strategy, as well. More than 200 Mohawk products – from long-lasting woven carpet to carpet cushion – contain recycled materials, and more will be added in 2007.

Mohawk's commercial carpet group is introducing Encycle™, a patent-pending, PVC-free (polyvinyl chloride) modular backing system. A model of sustainable design, Encycle™ is the only carpet tile designed with three thermoplastic layers and zero-water-based components that enable the tiles to be recycled into new ones. The tiles also incorporate 35 percent pre-consumer recycled content and utilize 28 percent less virgin raw material. Encycle™ represents the type of sustainable design and engineering techniques that make good environmental and business sense by meeting the needs of commercial customers who are seeking more environmentally-friendly materials in their facilities.

A new carpet cushion manufacturing facility – the Company's sixth – in Chehalis, Washington, adds to both a highly-successful carpet cushion business and a commitment to reduce the impact of post-consumer products on the nation's landfills. For Mohawk's high-end carpet pads, the Company purchases polyurethane foam scraps left over from the production of new mattresses, new furniture and rejected seats from new cars. Per plant, approximately 15 million pounds of foam rubber scrap are used each month. Mohawk also redirects its own waste carpet and yarn into premium synthetic non-woven carpet. Rather than being sent to a landfill, approximately 20 million pounds of waste each year are recycled into 100%, first-quality carpet cushion.

In 2007, Mohawk's sourced hardwood flooring will also reflect the Company's commitment to eco-friendly product lines. A selection of reclaimed antique plank flooring will be made available to retailers as a part of the Artiquity Collection™, which will feature textured, distressed and scraped products with distinctive looks and a variety of price points.

Mohawk has long been the world's largest plastic bottle recycler, converting three billion bottles each year into 160 million pounds of polyester fiber for carpet. With market preferences shifting from nylon to polyester carpet, Mohawk's environmental responsibility is rapidly growing into a major competitive advantage.

TABLE OF CONTENTS

Selected Financial Data 18

Management's Discussion and Analysis of Financial Condition and Results of Operations 20

Consolidated Statements of Earnings 32

Consolidated Balance Sheets 33

Consolidated Statements of Stockholders' Equity and Comprehensive Income 34

Consolidated Statements of Cash Flows 35

Notes to Consolidated Financial Statements 36

Reports of Independent Registered Public Accounting Firms 56

Shareholders' Information 61

SELECTED FINANCIAL DATA

At or For the Years Ended December 31, *(In thousands, except per share data)*	2006	2005	2004
Statement of earnings data:			
Net sales	$7,905,842	6,620,099	5,880,372
Cost of sales [(a)]	5,674,531	4,851,853	4,256,129
Gross profit	2,231,311	1,768,246	1,624,243
Selling, general and administrative expenses	1,392,251	1,095,862	985,251
Carrying value reduction of property, plant and equipment and other assets [(b)]	-	–	–
Class action legal settlement [(c)]	-	–	–
Compensation expense for stock option exercises [(d)]	-	–	–
Operating income	839,060	672,384	638,992
Interest expense [(e)]	173,697	66,791	53,392
Acquisition costs – World merger [(f)]	-	–	–
Other expense (income), net	8,488	3,460	4,809
U.S. customs refunds [(g)]	(19,436)	-	-
	162,749	70,251	58,201
Earnings before income taxes	676,311	602,133	580,791
Income taxes	220,478	214,995	209,994
Net earnings	$ 455,833	387,138	370,797
Basic earnings per share [(h)]	$ 6.74	5.78	5.56
Weighted-average common shares outstanding [(h)]	67,674	66,932	66,682
Diluted earnings per share [(h)]	$ 6.70	5.72	5.49
Weighted-average common and dilutive potential common shares outstanding [(h)]	68,056	67,644	67,557
Balance sheet data:			
Working capital	$ 783,148	1,277,087	972,325
Total assets	8,178,394	8,040,037	4,406,520
Long-term debt (including current portion)	2,783,681	3,308,370	891,341
Stockholders' equity	3,715,263	3,058,238	2,668,512

(a) *In 2005, gross margin was impacted by a non-recurring $34,300 ($22,300 net of tax) fair-value adjustment to Unilin's acquired inventory.*

(b) *During 1997, the Company recorded a charge of $5.5 million arising from a revision in the estimated fair value of certain property, plant and equipment held for sale based on current appraisals and other market information related to a mill closing in 1995. During 1998, the Company recorded a change of $2.9 million for the write-down of assets to be disposed of relating to the acquisition of World.*

(c) *The Company recorded a non-recurring charge of $7.0 million in 2000, reflecting the settlement of two class-action lawsuits.*

(d) *A charge of $2.6 million was recorded in 1997 for income tax reimbursements to be made to certain executives related to the exercise of stock options granted in 1988 and 1989 in connection with the Company's 1988 leveraged buyout.*

2003	2002[i]	2001	2000	1999	1998	1997
4,999,381	4,516,957	3,441,267	3,400,905	3,208,813	2,846,646	2,519,340
3,605,579	3,247,865	2,583,669	2,556,772	2,414,312	2,156,195	1,953,110
1,393,802	1,269,092	857,598	844,133	794,501	690,451	566,230
851,773	747,027	530,441	527,018	499,704	441,355	389,889
–	–	–	–	–	2,900	5,500
–	–	–	7,000	–	–	–
–	–	–	–	–	–	2,600
542,029	522,065	327,157	310,115	294,797	246,196	168,241
55,575	68,972	29,787	38,044	32,632	31,023	36,474
–	–	–	–	–	17,700	–
(1,980)	9,464	5,954	4,442	2,266	2,667	338
–	–	–	–	–	–	–
53,595	78,436	35,741	42,486	34,898	51,390	36,812
488,434	443,629	291,416	267,629	259,899	194,806	131,429
178,285	159,140	102,824	105,030	102,660	79,552	51,866
310,149	284,489	188,592	162,599	157,239	115,254	79,563
4.68	4.46	3.60	3.02	2.63	1.91	1.33
66,251	63,723	52,418	53,769	59,730	60,393	59,962
4.62	4.39	3.55	3.00	2.61	1.89	1.32
67,121	64,861	53,141	54,255	60,349	61,134	60,453
592,310	640,846	449,361	427,192	560,057	438,474	389,378
4,163,575	3,596,743	1,768,485	1,795,378	1,682,873	1,405,486	1,233,361
1,012,413	820,427	308,433	589,828	596,065	377,089	402,854
2,297,801	1,982,879	948,551	754,360	692,546	611,059	493,841

(e) In December 2002, the Company discontinued hedge accounting for its interest rate swap. The impact of discontinuing the hedge was to increase interest expense by approximately $10.7 million.

(f) The Company recorded a charge of $17.7 million in 1998 for transaction expenses related to the World merger.

(g) In 2006, the Company received partial refunds from the United States government in reference to settlement of custom disputes dating back to 1982.

(h) The Board of Directors declared a 3-for-2 stock split on October 23, 1997, which was paid on December 4, 1997, to holders of record on November 4, 1997. Earnings per share and weighted-average common share data have been restated to reflect the split.

(i) In 2002, the Company adopted the provisions of Financial Accounting Standards Board (SFAS) No. 142 "Goodwill and Other Intangible Assets" which required the Company to cease amortizing goodwill and evaluate goodwill and indefinite intangibles for impairment.

Overview

The Company is a leading producer of floor covering products for residential and commercial applications in the United States and Europe with net sales in 2006 in excess of $7.9 billion. The Company is the second largest carpet and rug manufacturer, a leading manufacturer, marketer and distributor of ceramic tile and natural stone in the United States and a leading producer of laminate flooring in the United States and Europe.

The Company has three reporting segments, the Mohawk segment, the Dal-Tile segment and the Unilin segment. The Mohawk segment distributes its product lines, which include carpets, ceramic tile, laminate, hardwood, rugs, carpet pad, and resilient flooring, through its network of approximately 50 regional distribution centers and satellite warehouses using its fleet of company-operated trucks, common carrier or rail transportation. The segment product lines are purchased by independent floor covering retailers, home centers, mass merchandisers, department stores, independent distributors, commercial dealers and commercial end users. The Dal-Tile segment product lines include ceramic tile, porcelain tile and stone products distributed through approximately 262 company-operated sales service centers and regional distribution centers using primarily common carriers and rail transportation. The segment product lines are purchased by tile specialty dealers, tile contractors, floor covering retailers, commercial end users, independent distributors and home centers. The Unilin segment manufactures and markets laminate flooring products which are distributed through separate distribution channels consisting of retailers, independent distributors and home centers. The business is organized to address the specific customer needs of each distribution channel.

The primary categories of the United States floor covering industry include carpet and rug (62%), ceramic tile (13%), hardwood (11%), resilient and rubber (8%) and laminate (6%). Compound average growth rates for all categories, except the resilient and rubber category, for the period from 2002 through 2005 have met or exceeded the growth rates (measured in sales dollars) for the gross domestic product of the United States over the same period. Ceramic tile, laminate and hardwood continued to exceed the growth rate for housing starts over the same period. During this period, the compound average growth rate was 3.8% for carpets and rugs, 7.3% for ceramic tile, 6.6% for resilient and rubber, 21.1% for laminate and 8.0% for hardwood.

The Company reported net earnings of $455.8 million or diluted earnings per share ("EPS") of $6.70, compared to net earnings of $387.1 million and $5.72 EPS for 2005. The increase in EPS is attributable to the acquisition of Unilin Holdings NV (the "Unilin Acquisition"), strong hard surface growth, and price increases.

The Company believes that industry demand for the products manufactured by the Company has recently softened. The U.S. flooring industry continued slowing in the 4th quarter of 2006, with both the residential new construction and the retail remodeling channels continuing their decline. The commercial channel continues to outperform the residential channel. Both of our Mohawk and Dal-Tile segments reflect these industry trends, although the Company believes both are well-positioned for industry improvement in the long-term.

Material costs for the industry have remained high but could improve if commodity prices soften.

The Company anticipates continued slow U.S. industry sales in the first quarter of 2007 that will impact margins and earnings. The Company has reduced manufacturing, administration, and marketing expenses based on current industry conditions and will continue to adjust as required.

Results of Operations

Following are the results of operations for the last three years:

	For the Years Ended December 31,					
	2006		2005		2004	
(In thousands)						
Statement of earnings data:						
Net sales	$7,905,842	100.0%	6,620,099	100.0%	5,880,372	100.0%
Cost of sales	5,674,531	71.8%	4,851,853	73.3%	4,256,129	72.4%
Gross profit	2,231,311	28.2%	1,768,246	26.7%	1,624,243	27.6%
Selling, general and administrative expenses	1,392,251	17.6%	1,095,862	16.6%	985,251	16.8%
Operating income	839,060	10.6%	672,384	10.2%	638,992	10.9%
Interest expense	173,697	2.2%	66,791	1.0%	53,392	0.9%
Other (income) expense, net	8,488	0.1%	3,460	0.1%	4,809	0.1%
U.S. customs refund	(19,436)	-0.2%	–	0.0%	–	0.0%
	162,749	2.1%	70,251	1.1%	58,201	1.0%
Earnings before income taxes	676,311	8.6%	602,133	9.1%	580,791	9.9%
Income taxes	220,478	2.8%	214,995	3.2%	209,994	3.6%
Net earnings	$ 455,833	5.8%	387,138	5.8%	370,797	6.3%

Year Ended December 31, 2006, as Compared with Year Ended December 31, 2005

Net sales for the year ended December 31, 2006, were $7,905.8 million, reflecting an increase of $1,285.7 million, or approximately 19.4%, over the $6,620.1 million reported for the year ended December 31, 2005. The increased net sales are primarily attributable to the acquisition of Unilin in October 2005 (which represented approximately 81% of the net sales growth), internal sales growth within hard surfaces and selling price increases. The Mohawk segment recorded net sales of $4,742.1 million in 2006 compared to $4,716.7 million in 2005, representing an increase of $25.4 million or approximately 0.5%. The increase was attributable to selling price increases and internal growth within the commercial soft surface category and hard surface product categories offset by declines in the new construction and residential replacement soft surface categories. The Dal-Tile segment recorded net sales of $1,941.8 million in 2006, reflecting an increase of $207.0 million or 11.9%, over the $1,734.8 million reported in 2005. The increase was attributable to internal growth in all product categories, acquisitions and selling price increases. The Unilin segment recorded net sales of $1,236.9 million for twelve months of 2006 compared to $168.8 million for two months of 2005.

Quarterly net sales and the percentage changes in net sales by quarter for 2006 versus 2005 were as follows (dollars in thousands)

	2006	2005	Change
First quarter	$1,925,106	$1,493,222	28.9%
Second quarter	2,058,123	1,624,692	26.7
Third quarter	2,024,019	1,697,634	19.2
Fourth quarter[1]	1,898,594	1,804,551	5.2
Total year	$7,905,842	$6,620,099	19.4%

(1) The fourth quarter of 2005 includes two months of Unilin sales.

Gross profit was $2,231.3 million (28.2% of net sales) for 2006 and $1,768.2 million (26.7% of net sales) for 2005. Gross profit as a percentage of net sales was favorably impacted by the Unilin Acquisition, selling price increases, internal growth and acquisitions within the Dal-Tile segment. The increase was offset by increased raw material, distribution and start up costs when compared to 2005. In addition, the 2005 gross margin was impacted by a non-recurring $34.3 million ($22.3 million, net of taxes) fair value adjustment applied to Unilin's acquired inventory.

Selling, general and administrative expenses for 2006 were $1,392.3 million (17.6% of net sales) compared to $1,095.9 million (16.6% of net sales) for 2005. The increase in selling, general and administrative expenses as a percentage of net sales was primarily attributable to amortization of intangibles and the expensing of stock options, which was not required in 2005, during the current year when compared to 2005.

Operating income for 2006 was $839.1 million (10.6% of net sales) compared to $672.4 million (10.2% of net sales) in 2005. The increase in operating income for 2006 was favorably impacted by the Unilin Acquisition when compared to 2005. Operating income attributable to the Mohawk segment was $387.4 million (8.2% of segment net sales) in 2006 compared to $426.8 million (9.0% of segment net sales) in 2005. The percentage decrease in operating income resulted primarily from slower new construction and residential replacement demand within its soft surface product categories, an increase in raw material and energy costs, and increased selling and distribution costs, offset by selling price increases and internal growth within its commercial and hard surface product categories. Operating income attributable to the Dal-Tile segment was $270.9 million (14.0% of segment net sales) in 2006, compared to $260.2 million (15.0% of segment net sales) in 2005. The decrease in operating income as a percentage of net sales resulted primarily from higher distribution costs and start up costs at its Muskogee location offset by acquisitions and plant closing costs in the fourth quarter of 2006. Operating income attributable to the Unilin segment was $214.1 million (17.3% of segment net sales) for 2006 compared to a loss of $5.2 million for 2005.

The Company has received partial refunds from the United States government in reference to settling custom disputes dating back to 1982. Accordingly, the Company recorded a gain of $19.4 million ($12.3 million net of taxes) in other income (expense) for the twelve months ended December 31, 2006. Additional future recoveries will be recorded as realized.

Interest expense for 2006 was $173.7 million compared to $66.8 million in 2005. The increase in interest expense for 2006 as compared to 2005 was attributable to higher average debt levels as a result of the Unilin Acquisition. In addition, interest rates in 2006 were higher when compared to 2005.

Income tax expense was $220.5 million, or 32.6% of earnings before income taxes for 2006 compared to $215.0 million, or 35.7% of earnings before income taxes for 2005. The decrease in the tax rate is due to the combination of domestic and international tax rates resulting from the Unilin Acquisition when compared to 2005.

Year Ended December 31, 2005, as Compared with Year Ended December 31, 2004

Net sales for the year ended December 31, 2005, were $6,620.1 million, reflecting an increase of $739.7 million, or approximately 12.6%, over the $5,880.4 million reported for the year ended December 31, 2004. The increased net sales are primarily attributable to price increases, internal sales growth and the Unilin Acquisition. The Mohawk segment recorded net sales of $4,716.7 million in 2005 compared to $4,368.8 million in 2004, representing an increase of $347.9 million or approximately 8.0%. The increase was attributable to price increases and internal growth within the nylon filament and polyester carpets, commercial carpet tile, and hard surface flooring offset by declines in nylon staple and polypropylene carpets and home products. The Dal-Tile segment recorded net sales of $1,734.8 million in 2005, reflecting an increase of $223.3 million or 14.8%, over the $1,511.5 million reported in 2004. The increase was mostly attributable to strong internal growth in all product categories with stone and floor tile reflecting the strongest growth.

Quarterly net sales and the percentage changes in net sales by quarter for 2005 versus 2004 were as follows (dollars in thousands):

	2005	2004	Change
First quarter	$1,493,222	1,389,725	7.4%
Second quarter	1,624,692	1,485,897	9.3
Third quarter	1,697,634	1,529,651	11.0
Fourth quarter (1)	1,804,551	1,475,099	22.3
Total year	$6,620,099	5,880,372	12.6%

(1) The fourth quarter of 2005 includes two months of Unilin sales.

Gross profit was $1,768.2 million (26.7% of net sales) for 2005 and $1,624.2 million (27.6% of net sales) for 2004. The reduction in percentage was primarily attributable to increased raw material costs, energy costs, transportation costs, a nonrecurring $34.3 million ($22.3 million, net of taxes) fair value adjustment applied to Unilin's acquired inventory, and higher import costs.

Operating income for 2005 was $672.4 million (10.2% of net sales) compared to $639.0 million (10.9% of net sales) in 2004. Operating income attributable to the Mohawk segment was $426.8 million (9.0% of segment net sales) in 2005 compared to $427.7 million (9.8% of segment net sales) in 2004. The percentage decrease in operating income was attributable to the higher raw material costs, energy costs and transportation costs. Operating income attributable to the Dal-Tile segment was $260.2 million (15.0% of segment net sales) in 2005,

compared to $219.8 million (14.5% of segment net sales) in 2004. The increase in operating income as a percentage of net sales is primarily attributable to product mix shift and implementing increased pricing to help offset increased raw material, energy, transportation, and higher import costs.

Interest expense for 2005 was $66.8 million compared to $53.4 million in 2004. The increase in interest expense was attributable to the debt raised to fund the Unilin Acquisition.

Income tax expense was $215.0 million, or 35.7% of earnings before income taxes for 2005 compared to $210.0 million, or 36.2% of earnings before income taxes for 2004. The improved rate was primarily attributable to the utilization of tax credits and the one-time effect of state tax law changes.

Liquidity and Capital Resources

The Company's primary capital requirements are for working capital, capital expenditures and acquisitions. The Company's capital needs are met primarily through a combination of internally generated funds, bank credit lines, term and senior notes, the sale of trade receivables and credit terms from suppliers.

Cash flows generated by operations for 2006 were $782.0 million compared to $561.5 million for 2005. Contributing to the improved cash flow was higher net earnings after adjusting for the incremental depreciation and amortization expense resulting from the Unilin Acquisition and improved working capital compared to the prior year.

Net cash used in investing activities in 2006 was $236.7 million compared to $2,860.8 million for 2005. The change was primarily attributable to the Unilin Acquisition in 2005 and lower capital expenditures in 2006 compared to 2005. Capital expenditures, including $2.7 billion for acquisitions, have totaled $3.2 billion over the past three years. Capital spending during 2007 for the Mohawk, Dal-Tile and Unilin segments combined, excluding acquisitions, is expected to range from $250 million to $300 million, which includes approximately $100 million for strategic capacity expansions and the remaining capital expenditures will be used primarily to purchase equipment and to add manufacturing and distribution capacity. The Company will assess the need to make the capacity expansion additions during the year based on economic and industry conditions.

Net cash used in financing activities for 2006 was $620.8 million compared to cash provided in 2005 of $2,440.7 million. The primary reason for the change was an increase in debt payments during 2006 compared to the same period in 2005.

On October 28, 2005, the Company entered into a $1.5 billion five-year, senior, unsecured, revolving credit and term loan facility (the "senior unsecured credit facilities"). The senior unsecured credit facilities replaced a then-existing credit facility and various uncommitted credit lines. The Company entered into the senior unsecured credit facility to finance the Unilin Acquisition and to provide for working capital requirements. The senior unsecured credit facilities consist of (i) a multi-currency $750.0 million revolving credit facility, (ii) a $389.2 million term loan facility and (iii) a Euro 300.0 million term loan facility, all of which mature on October 28, 2010. At December 31, 2006, $395.3 million of borrowings was outstanding under these facilities. The borrowings outstanding are comprised of $197.3 million under the revolving credit facility and Euro 150.0 million or approximately $198.0 million, borrowings outstanding under the Euro term facility. The balance of the $389.2 million facility was repaid in 2006.

At December 31, 2006, a total of approximately $455.6 million was available under the revolving credit facility. The amount used under the revolving credit facility at December 31, 2006, was $294.4 million. The amount used under the revolving credit facility is composed of $197.3 million borrowings, $55.6 million standby letters of credit guaranteeing the Company's industrial revenue bonds and $41.5 million standby letters of credit related to various insurance contracts and foreign vendor commitments.

The senior unsecured credit facilities bear interest at (i) the greater of (x) prime rate or (y) the overnight federal funds rate plus 0.50%, or (ii) LIBOR plus an indexed amount based on the Company's senior, unsecured, long-term debt rating.

The Company has an on-balance sheet trade accounts receivable securitization agreement (the "Securitization Facility"). The Securitization Facility allows the Company to borrow up to $350.0 million based on available accounts receivable. At December 31, 2006, the Company had $190.0 million outstanding compared to $40.0 million at December 31, 2005. The Securitization Facility is secured by trade receivables. During the third quarter of 2006, the Company extended the term of its Securitization Facility until July 2007.

On November 8, 2005, one of the Company's subsidiaries entered into a Euro 130.0 million, five-year unsecured, revolving credit facility, maturing on November 8, 2010 (the "Euro revolving credit facility"). This agreement bears interest at EURIBOR plus an indexed amount based on the Company's senior, unsecured, long-term debt rating. The Company guaranteed the obligations of that subsidiary under the Euro revolving credit facility and of any of the Company's other subsidiaries that become borrowers under the Euro revolving credit facility. As of December 31, 2006, the Company had borrowings outstanding of Euro 18.8 million, or approximately $24.8 million, under this facility. No borrowings were outstanding at December 31, 2005 under this facility.

The Company's senior unsecured credit facilities and the Euro revolving credit facility both contain debt to capital ratio requirements and other customary covenants. The Company was in compliance with these covenants at December 31, 2006. Under both of these credit facilities, the Company must pay an annual facility fee ranging from 0.06% to 0.25% depending upon the Company's senior, unsecured long-term debt rating.

On January 17, 2006, the Company issued $500.0 million aggregate principal amount of 5.750% notes due 2011 and $900.0 million aggregate principal amount of 6.125% notes due 2016. The net proceeds from the issuance of these notes were used to pay off a $1.4 billion bridge credit facility entered into in connection with the Unilin Acquisition. Interest payable on each series of the notes is subject to adjustment if either Moody's Investor Service, Inc. or Standard & Poor's Ratings Services, or both, downgrades the rating they have assigned to the notes. Each rating agency downgrade results in a 0.25% increase in the interest rate, subject to a maximum increase of 1% per rating agency. If later the rating of these notes improves, then the interest rates would be reduced accordingly. The provision for increasing the interest rate will no longer apply if the rating of these notes from both rating agencies improves above the rating of these notes in effect at the time of the issuance of the notes. There have been no adjustments to the interest rate of these notes.

In 2002, the Company issued $300.0 million aggregate principal amount of its senior 6.5% notes due 2007 and $400.0 million aggregate principal amount of its senior 7.2% notes due 2012.

The Company believes that cash generated from operations in 2007 and availability under its existing revolving credit facility will be sufficient to meet its scheduled debt repayments in 2007.

The Company's Board of Directors has authorized the repurchase of up to 15 million shares of the Company's outstanding common stock. Since the inception of the program in 1999, a total of approximately 11.5 million shares have been repurchased at an aggregate cost of approximately $334.7 million. All of these repurchases have been financed through the Company's operations and banking arrangements.

On October 31, 2005, the Company entered into a Discounted Stock Purchase Agreement (the "DSPA") with certain members of the Unilin management team (the "Unilin Management"). Under the terms of the DSPA, the Company will be obligated to make cash payments to the Unilin Management in the event that certain performance goals are satisfied. In each of the years in the five-year period ended December 31, 2010, the remaining members of Unilin Management can earn amounts, in the aggregate, equal to the average value of 30,671 shares of the Company's common stock over the 20 trading day period ending on December 31 of the prior year. Any failure in a given year to reach the performance goals may be rectified, and consequently the amounts payable with respect to achieving such criteria may be made, in any of the other years. The amount of the liability is measured each period and recognized as compensation expense in the statement of operations. As of December 31, 2006, the Company expensed approximately $2.3 million under the DSPA.

The outstanding checks in excess of cash represent trade payables checks that have not yet cleared the bank. When the checks clear the bank, they are funded by the revolving credit facility. This policy does not impact any liquid assets on the consolidated balance sheets.

The following is a summary of the Company's future minimum payments under contractual obligations as of December 31, 2006 (in thousands):

	Payments due by period						
	2007	2008	2009	2010	2011	Thereafter	Total
Long-term debt	$ 576,134	7,637	3,417	395,574	500,249	1,300,670	2,783,681
Estimated interest payments [1]	150,001	130,381	130,200	130,064	99,368	231,079	871,093
Operating leases	103,333	90,126	78,361	58,441	44,846	98,643	473,750
Purchase commitments [2]	263,406	193,423	66,215	1,775	–	–	524,819
Expected pension payments	29,454	121	160	194	349	3,041	33,319
	$1,122,328	421,688	278,353	586,048	644,812	1,633,433	4,686,662

(1) For fixed rate debt, the Company calculated interest based on the applicable rates and payment dates. For variable rate debt, the Company estimated average outstanding balances for the respective periods and applied interest rates in effect at December 31, 2006 to these balances.

(2) Includes commitments for natural gas, electricity and raw material purchases.

Critical Accounting Policies

In preparing the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, the Company must make decisions which impact the reported amounts of assets, liabilities, revenues and expenses, and related disclosures. Such decisions include the selection of appropriate accounting principles to be applied and the assumptions on which to base accounting estimates. In reaching such decisions, the Company applies judgment based on its understanding and analysis of the relevant circumstances and historical experience. Actual amounts could differ from those estimated at the time the consolidated financial statements are prepared.

The Company's significant accounting policies are described in Note 1 to the Consolidated Financial Statements included elsewhere in this report. Some of those significant accounting policies require the Company to make subjective or complex judgments or estimates. Critical accounting policies are defined as those that are both most important to the portrayal of a company's financial condition and results and require management's most difficult, subjective, or complex judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods.

The Company believes the following accounting policies require it to use judgments and estimates in preparing its consolidated financial statements and represent critical accounting policies.

- Accounts receivable and revenue recognition. Revenues are recognized when there is persuasive evidence of an arrangement, delivery has occurred, the price has been fixed or is determinable, and collectibility can be reasonably assured. The Company provides allowances for expected cash discounts, returns, claims and doubtful accounts based upon historical bad debt and claims experience and periodic evaluation of specific customer accounts and the aging of accounts receivable. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

- Inventories are stated at the lower of cost or market (net realizable value). Cost has been determined using the first-in first-out method ("FIFO"). Costs included in inventory include raw materials, direct and indirect labor and employee benefits, depreciation, general manufacturing overhead and various other costs of manufacturing. Market, with respect to all inventories, is replacement cost or net realizable value. Inventories on hand are compared against anticipated future usage, which is a function of historical usage, anticipated future selling price, expected sales below cost, excessive quantities and an evaluation for obsolescence. Actual results could differ from assumptions used to value obsolete inventory, excessive inventory or inventory expected to be sold below cost and additional reserves may be required.

- Goodwill and indefinite life intangible assets are subject to annual impairment testing. The impairment tests are based on determining the fair value of the specified reporting units and indefinite life intangible assets based on management judgments and assumptions using the discounted cash flows and market value approaches for the fair value determination of goodwill and indefinite life intangibles. These judgments and assumptions could materially change the value of the specified reporting units and indefinite life intangible assets and, therefore, could materially impact the Company's consolidated financial statements. Intangible assets with definite lives are amortized over their useful lives. The useful life of a definite-lived intangible asset is based on assumptions and judgments made by management at the time of acquisition. Changes in these judgments and assumptions that could include a loss of customers, a change in the assessment of future operations or a prolonged economic downturn could materially change the value of the definite-lived intangible assets and, therefore, could materially impact the Company's financial statements.

- Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in the tax rates is recognized in earnings in the period that includes the enactment date. Additionally, taxing jurisdictions could retroactively disagree with the Company's tax treatment of certain items, and some historical transactions have income tax effects going forward. Accounting rules require these future effects to be evaluated using current laws, rules and regulations, each of which can change at any time and in an unpredictable manner.

- Environmental and legal accruals are estimates based on judgments made by the Company relating to ongoing environmental and legal proceedings, as disclosed in the Company's consolidated financial statements. In determining whether a liability is probable and reasonably estimable, the Company consults with its internal experts. The Company believes that the amounts recorded in the accompanying financial statements are based on the best estimates and judgments available to it.

Recent Accounting Pronouncements

In November 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 151, "Inventory Costs—an amendment of ARB No. 43, Chapter 4" ("SFAS 151"). SFAS 151 amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage). Among other provisions, the new rule requires that items such as idle facility expense, excessive spoilage, double freight, and re-handling costs be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal" as stated in ARB No. 43. Additionally, SFAS 151 requires that the allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for fiscal years beginning after June 15, 2005. Effective January 1, 2006, the Company adopted SFAS 151 which did not have a material impact on the Company's consolidated financial statements.

In July 2006, the FASB issued FASB Interpretation No. 48 (FIN 48), "Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109," which clarifies the accounting for uncertainty in income taxes. FIN 48 prescribes a recognition threshold and measurement criteria for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The provisions of FIN 48 are effective as of the beginning of the Company's 2007 fiscal year, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. Based on its current evaluation, the Company does not believe the adoption of FIN 48 will have a material impact on the consolidated financial statements.

In September 2006, FASB issued Statement of Financial Accounting Standards No. 157 ("SFAS No. 157"), "Fair Value Measurements." SFAS No. 157 defines fair value, establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements. SFAS No. 157 requires companies to disclose the fair value of its financial instruments according to a fair value hierarchy. Additionally, companies are required to provide certain disclosures regarding instruments within the hierarchy, including a reconciliation of the beginning and ending balances for each major category of assets and liabilities. SFAS 157 is effective for the Company's fiscal year beginning January 1, 2008. The Company is currently evaluating the impact of SFAS No. 157 on its consolidated financial statements.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Post Retirement Plans—an amendment of FASB Statements No. 87, 88, 106 and 132(R)" ("SFAS No. 158"). SFAS No. 158 requires an employer that sponsors one or more single-employer defined benefit plans to recognize the over-funded or under-funded status of a benefit plan in its statement of financial position, recognize as a component of other comprehensive income, net of tax, gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit costs pursuant to SFAS No. 87, "Employers Accounting for Pensions," or SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," measure defined benefit plan assets and obligations as of the date of the employer's fiscal year-end, and disclose in the notes to financial statements additional information about certain effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition assets or obligations. The recognition and disclosure provisions required by SFAS No. 158 are effective for the Company's fiscal year ending December 31, 2006. The measurement date provisions are effective for fiscal years ending after December 15, 2008. The Company adopted SFAS No. 158 for its fiscal year ended December 31, 2006 which resulted in the Company recording $818 in accumulated other comprehensive income for amounts that had not been previously recorded in net periodic benefit cost.

In September 2006, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The SEC staff believes that registrants should quantify errors using both the balance sheet and income statement approach when quantifying a misstatement. SAB 108 is effective for the Company's fiscal year ending December 31, 2006. Effective December 31, 2006, the Company adopted SAB 108 which did not have a material impact on the Company's consolidated financial statements.

Impact of Inflation

Inflation affects the Company's manufacturing costs, distribution costs and operating expenses. The carpet, tile and laminate industry have experienced significant inflation in the prices of raw materials and fuel-related costs beginning in the first quarter of 2004. For the period from 1999 through the beginning of 2004 the carpet and tile industry experienced moderate inflation in the prices of raw materials and fuel-related costs. In the past, the Company has generally been able to pass along these price increases to its customers and has been able to enhance productivity to help offset increases in costs resulting from inflation in its operations.

Seasonality

The Company is a calendar year-end company. With respect to its Mohawk and Dal-Tile segments, its results of operations for the first quarter tend to be the weakest. The second, third and fourth quarters typically produce higher net sales and operating income in these segments. These results are primarily due to consumer residential spending patterns for floor covering, which historically have decreased during the first two months of each year following the holiday season. The Unilin segment second and fourth quarters typically produce higher net sales and earnings followed by a moderate first quarter and a weaker third quarter. The third quarter is traditionally the weakest due to the European holiday in late summer.

Certain Factors Affecting the Company's Performance

In addition to the other information provided in this Annual Report, the following risk factors should be considered when evaluating an investment in shares of Common Stock. If any of the events described in these risks were to occur, it could have a material adverse effect on the Company's business, financial condition and results of operations.

The floor covering industry is sensitive to changes in general economic conditions, such as consumer confidence and income, corporate and government spending, interest rate levels and demand for housing. A prolonged decline in spending for replacement floor covering products or new construction activity could have a material adverse effect on the Company's business.

The floor covering industry in which the Company participates is highly dependent on general economic conditions, such as consumer confidence and income, corporate and government spending and interest rate levels. The Company derives a majority of the Company's sales from the replacement segment of the market. Therefore, economic changes that result in a prolonged decline in spending for remodeling and replacement activities could have a material adverse effect on the Company's business and results of operations.

The floor covering industry is highly dependent on construction activity, including new construction, which is cyclical in nature. Although the impact of a decline in new construction activity is typically accompanied by an increase in remodeling and replacement activity, a prolonged decline in residential or commercial construction activity could have a material adverse effect on the Company's business and results of operations.

The construction industry has experienced significant downturns in the past, which have adversely affected suppliers to the industry. The industry could experience similar downturns in the future, which could have a negative impact on the Company's business.

The Company may be unable to pass increases in the costs of raw materials and fuel-related costs on to its customers, which could have a material adverse effect on the Company's profitability.

The prices of raw materials and fuel-related costs vary with market conditions. The Company's costs for carpet raw materials and fuel-related materials are currently higher than historical averages and may remain so indefinitely. Although the Company generally attempts to pass on increases in raw material and fuel-related costs to its customers, the Company's ability to do so is dependent upon the rate and magnitude of any increase, competitive pressures and market conditions for the Company's products. There have been in the past, and may be in the future, periods of time during which increases in these costs cannot be recovered. During such periods of time, the Company's profitability may be materially adversely affected.

The Company faces intense competition in the industry, which could decrease demand for the Company's products or force it to lower prices, which could have a material adverse effect on the Company's profitability.

The floor covering industry is highly competitive. The Company faces competition from a number of manufacturers and independent distributors. Some of the Company's competitors are larger and have greater resources and access to capital than the Company does. Maintaining the Company's competitive position may require substantial investments in the Company's product development efforts, manufacturing facilities, distribution network and sales and marketing activities. Competitive pressures may also result in decreased demand for the Company's products or force the Company to lower prices. Any of these factors could have a material adverse effect on the Company's business.

The Company may experience certain risks associated with acquisitions.

The Company has typically grown its business through acquisitions. Growth through acquisitions involves risks, many of which may continue to affect the Company after the acquisition. The Company can not give assurance that an acquired company will achieve the levels of revenue, profitability and production that the Company expects. The combination of an acquired company's business with the Company's existing businesses involves risks. The Company can not be assured that reported earnings will meet expectations because of goodwill and intangible asset

impairment, increased interest costs and issuance of additional securities or incurrence of debt. The Company may also face challenges in consolidating functions, integrating the Company's organizations, procedures, operations and product lines in a timely and efficient manner and retaining key personnel. These challenges may result in:

- maintaining executive offices in different locations;
- manufacturing and selling different types of products through different distribution channels;
- conducting business from various locations;
- maintaining different operating systems and software on different computer hardware; and
- providing different employment and compensation arrangements for employees.

The diversion of management attention and any difficulties encountered in the transition and integration process could have a material adverse effect on the Company's revenues, level of expenses and operating results.

Failure to successfully manage and integrate an acquisition with the Company's existing operations could lead to the potential loss of customers of the acquired business, the potential loss of employees who may be vital to the new operations, the potential loss of business opportunities or other adverse consequences that could affect the Company's financial condition and results of operations. Even if integration occurs successfully, failure of the acquisition to achieve levels of anticipated sales growth, profitability or productivity or otherwise not perform as expected, may adversely impact the Company's financial condition and results of operations.

A failure to identify suitable acquisition candidates and to complete acquisitions could have a material adverse effect on the Company's business.

As part of the Company's business strategy, the Company intends to continue to pursue acquisitions of complementary businesses. Although the Company regularly evaluates acquisition opportunities, the Company may not be able successfully to identify suitable acquisition candidates; to obtain sufficient financing on acceptable terms to fund acquisitions; to complete acquisitions and integrate acquired businesses with the Company's existing businesses; or to manage profitably acquired businesses.

The Company may be unable to obtain raw materials on a timely basis, which could have a material adverse effect on the Company's business.

The principal raw materials used in the Company's manufacturing operations include nylon and polyester and polypropylene resins and fibers, which are used primarily in the Company's carpet and rugs business; talc, clay, nepheline syenite and various glazes, including frit (ground glass), zircon and stains, which are used exclusively in the Company's ceramic tile business; wood, paper, and resins which are used primarily in the Company's laminate flooring business; and other materials. An extended interruption in the supply of these or other raw materials used in the Company's business or in the supply of suitable substitute materials would disrupt the Company's operations, which could have a material adverse effect on the Company's business.

The Company has been, and in the future may be, subject to claims and liabilities under environmental, health and safety laws and regulations, which could be significant.

The Company's operations are subject to various environmental, health and safety laws and regulations, including those governing air emissions, wastewater discharges, and the use, storage, treatment and disposal of hazardous materials. The applicable requirements under these laws are subject to amendment, to the imposition of new or additional requirements and to changing interpretations of agencies or courts. The Company could incur material expenditures to comply with new or existing regulations, including fines and penalties.

The nature of the Company's operations, including the potential discovery of presently unknown environmental conditions, exposes it to the risk of claims under environmental, health and safety laws and regulations. The Company could incur material costs or liabilities in connection with such claims.

Changes in international trade laws and in the business, political and regulatory environment in Mexico and Europe could have a material adverse effect on the Company's business.

The Company's manufacturing facilities in Mexico and Europe represent a significant portion of the Company's capacity for ceramic tile and laminate flooring, respectively. In addition, as a result of the Unilin Acquisition, the Company now has more significant general operations abroad, particularly in Europe. Accordingly, an event that has a material adverse impact on either operation could have a material adverse effect on the Company. The business, regulatory and political environments in Mexico and in Europe differ from those in the United States, and the Company's Mexican and European operations are exposed to legal, currency, tax, political, and economic risks specific to the countries in which they occur, particularly with respect to labor regulations, which tend to be more stringent in Europe and, to a lesser extent, Mexico. The Company cannot

assure investors that the Company will succeed in developing and implementing policies and strategies to counter the foregoing factors effectively in each location where the Company does business and therefore that the foregoing factors will not have a material adverse effect on the Company's operations or upon the Company's financial condition and results of operations.

The Company could face increased competition as a result of agreements under World Trade Organization ("WTO") and the North American Free Trade Agreement ("NAFTA").
The Company is uncertain what effect reduced import duties pursuant to agreements under the WTO may have on the Company's operations, although these reduced rates may stimulate additional competition from manufacturers that export ceramic tile to the United States.

Although NAFTA lowers the tariffs imposed on the Company's ceramic tile manufactured in Mexico and sold in the United States and will eliminate such tariffs entirely on January 1, 2008, it may also stimulate competition in the United States and Canada from manufacturers located in Mexico.

Fluctuations in currency exchange rates may impact the Company's financial condition and results of operations and may affect the comparability of results between the Company's financial periods.
The results of the Company's foreign subsidiaries reported in the local currency are translated into U.S. dollars for balance sheet accounts using exchange rates in effect at the balance sheet date and for the statement of earnings accounts using the Company's weighted average rates during the period. The exchange rates between some of these currencies and the U.S. dollar in recent years have fluctuated significantly and may continue to do so in the future. Although the Company has not yet experienced material losses due to foreign currency fluctuation, the Company may not be able to manage effectively the Company's currency translation risks, and volatility in currency exchange rates may have a material adverse effect on the carrying value of the Company's debt and results of operations and affect comparability of the Company's results between financial periods.

If the Company is unable to protect the Company's intellectual property rights, particularly with respect to the Company's patented laminate flooring technology and the Company's registered trademarks, the Company's business and prospects could be harmed.
The future success and competitive position of certain of the Company's businesses, particularly the Company's laminate flooring business, depend in part upon the Company's ability to obtain and maintain proprietary technology used in the Company's principal product families. The Company relies, in part, on the patent, trade secret and trademark laws of the United States and countries in Europe, as well as confidentiality agreements with some of the Company's employees, to protect that technology.

The Company has obtained a number of patents relating to the Company's products and associated methods and has filed applications for additional patents, including the UNICLIC® family of patents, which protects Unilin's interlocking laminate flooring panel technology. The Company cannot assure investors that any patents owned by or issued to it will provide the Company with competitive advantages, that third parties will not challenge these patents, or that the Company's pending patent applications will be approved. In addition, patent filings by third parties, whether made before or after the date of the Company's filings, could render the Company's intellectual property less valuable.

Furthermore, despite the Company's efforts, the Company may be unable to prevent competitors and/or third parties from using the Company's technology without the Company's authorization, independently developing technology that is similar to that of the Company or designing around the Company's patents. The use of the Company's technology or similar technology by others could reduce or eliminate any competitive advantage the Company has developed, cause the Company to lose sales or otherwise harm the Company's business. In addition, if the Company does not obtain sufficient protection for the Company's intellectual property, the Company's competitiveness in the markets it serves could be significantly impaired, which would limit the Company's growth and future revenue.

The Company has obtained and applied for numerous U.S. and foreign service marks and trademark registrations and will continue to evaluate the registration of additional service marks and trademarks, as appropriate. The Company cannot guarantee that any of the Company's pending or future applications will be approved by the applicable governmental authorities. Moreover, even if such applications are approved, third parties may seek to oppose or otherwise challenge the registrations. A failure to obtain trademark registrations in the United States and in other countries could limit the Company's ability to protect the Company's trademarks and impede the Company's marketing efforts in those jurisdictions.

The Company requires third parties with access to the Company's trade secrets to agree to keep such information confidential. While such measures are intended to protect the Company's trade secrets, there can be no assurance that these agreements will not be breached, that the Company will have adequate remedies for any breach or that the Company's confidential and proprietary information and technology will not be independently developed by or become otherwise known to third parties. In any of these circumstances, the Company's competitiveness could be significantly impaired, which would limit the Company's growth and future revenue.

Companies may claim that the Company infringed their intellectual property or proprietary rights, which could cause it to incur significant expenses or prevent it from selling the Company's products.

In the past the Company has had companies claim that certain technologies incorporated in the Company's products infringe their patent rights. There can be no assurance that the Company will not receive notices in the future from parties asserting that the Company's products infringe, or may infringe, those parties' intellectual property rights. The Company cannot be certain that the Company's products do not and will not infringe issued patents or other intellectual property rights of others. Historically, patent applications in the United States and some foreign countries have not been publicly disclosed until the patent is issued (or, in some recent cases, until 18 months following submission), and the Company may not be aware of currently filed patent applications that relate to the Company's products or processes. If patents are later issued on these applications, the Company may be liable for infringement.

Furthermore, the Company may initiate claims or litigation against parties for infringement of the Company's proprietary rights or to establish the invalidity, noninfringement, or unenforceability of the proprietary rights of others. Likewise, the Company may have similar claims brought against it by competitors. Litigation, either as plaintiff or defendant, could result in significant expense to the Company and divert the efforts of the Company's technical and management personnel from operations, whether or not such litigation is resolved in the Company's favor. In the event of an adverse ruling in any such litigation, the Company might be required to pay substantial damages (including punitive damages and attorneys' fees), discontinue the use and sale of infringing products, expend significant resources to develop non-infringing technology or obtain licenses to infringing technology. There can be no assurance that licenses to disputed technology or intellectual property rights would be available on reasonable commercial terms, if at all. In the event of a successful claim against the Company along with failure to develop or license a substitute technology, the Company's business, financial condition and results of operations would be materially and adversely affected.

The Company is subject to changing regulation of corporate governance and public disclosure that have increased both costs and the risk of noncompliance.

The Company's stock is publicly traded. As a result, the Company is subject to the rules and regulations of federal and state agencies and financial market exchange entities charged with the protection of investors and the oversight of companies whose securities are publicly traded. These entities, including the Public Company Accounting Oversight Board, the SEC and NYSE, have in recent years issued new requirements and regulations, most notably the Sarbanes-Oxley Act of 2002. From time to time since the adoption of the Sarbanes-Oxley Act of 2002, these authorities have continued to develop additional regulations or interpretations of existing regulations. The Company's efforts to comply with the regulations and interpretations have resulted in, and are likely to continue to result in, increased general and administrative costs and diversion of management's time and attention from revenue generating activities to compliance activities.

Forward-Looking Information

Certain of the statements in this Annual Report, particularly those anticipating future performance, business prospects, growth and operating strategies, proposed acquisitions, and similar matters, and those that include the words "believes," "anticipates," "forecast," "estimates" or similar expressions constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. For those statements, Mohawk claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. There can be no assurance that the forward-looking statements will be accurate because they are based on many assumptions, which involve risks and uncertainties. The following important factors could cause future results to differ: changes in industry conditions; competition; raw material prices; energy costs; timing and level of capital expenditures; integration of acquisitions; introduction of new products; rationalization of operations; litigation; and other risks identified in Mohawk's SEC reports and public announcements.

Quantitative and Qualitative Disclosures About Market Risk

Financial exposures are managed as an integral part of the Company's risk management program, which seeks to reduce the potentially adverse effect that the volatility of exchange rates and natural gas markets may have on its operating results. The Company does not regularly engage in speculative transactions, nor does it regularly hold or issue financial instruments for trading purposes.

Natural Gas Risk Management

The Company uses a combination of natural gas futures contracts and long-term supply agreements to manage unanticipated changes in natural gas prices. The contracts are based on forecasted usage of natural gas measured in Million British Thermal Units ("MMBTU").

The Company has designated the natural gas futures contracts as cash flow hedges. The outstanding contracts are valued at market with the offset applied to other comprehensive income, net of applicable income taxes and any hedge ineffectiveness.

Any gain or loss is reclassified from other comprehensive income and recognized in cost of goods sold in the same period or periods during which the hedged transaction affects earnings. At December 31, 2006, the Company had natural gas contracts that mature from January 2007 to October 2007 with an aggregate notional amount of approximately 1,400 MMBTU's. The fair value of these contracts was a liability of $2.4 million as of December 31, 2006. At December 31, 2005, the Company had natural gas contracts that matured from January 2006 to October 2006 with an aggregate notional amount of approximately 660 thousand MMBTU's. The fair value of these contracts was an asset of $1.9 million as of December 31, 2005. The offset to these assets is recorded in other comprehensive income, net of applicable income taxes. The ineffective portion of the derivative is recognized directly in the cost of goods sold within the consolidated statements of earnings and was not significant for the periods reported. The amount that the Company anticipates will be reclassified out of accumulated other comprehensive income in the next twelve months is a loss of approximately $2.4 million, net of taxes.

The Company's natural gas long-term supply agreements are accounted for under the normal purchases provision within SFAS No. 133 and its amendments. At December 31, 2006, the Company had normal purchase commitments of approximately 1,748 MMBTU's for periods maturing from January 2007 through March 2008. The contracted value of these commitments was approximately $15.4 million and the fair value of these commitments was approximately $12.1 million, at December 31, 2006. At December 31, 2005, the Company had normal purchase commitments of approximately 1,867 MMBTU's for periods maturing from January 2006 through October 2006. The contracted value of these commitments was approximately $17.2 million and the fair value of these commitments was approximately $20.5 million, at December 31, 2005.

Foreign Currency Rate Management

The Company enters into foreign exchange forward contracts to hedge foreign denominated costs associated with its operations in Mexico. The objective of these transactions is to reduce volatility of exchange rates where these operations are located by fixing a portion of their costs in U.S. currency. Accordingly, these contracts have been designated as cash flow hedges. Gains and losses are reclassified from other comprehensive income and recognized in cost of goods sold in the same period or periods during which the hedged transaction affects earnings. The Company had no forward contracts outstanding at December 31, 2006. The Company had forward contracts to purchase approximately 8 million Mexican pesos at December 31, 2005. The aggregate U.S. dollar value of these contracts at December 31, 2005 was approximately $0.7 million.

(In thousands, except per share data)	Years Ended December 31, 2006	2005	2004
Net sales	$7,905,842	6,620,099	5,880,372
Cost of sales	5,674,531	4,851,853	4,256,129
Gross profit	2,231,311	1,768,246	1,624,243
Selling, general and administrative expenses	1,392,251	1,095,862	985,251
Operating income	839,060	672,384	638,992
Other expense (income):			
Interest expense	173,697	66,791	53,392
Other expense	17,515	11,714	9,731
Other income	(9,027)	(8,254)	(4,922)
U.S. customs refund	(19,436)	–	–
	162,749	70,251	58,201
Earnings before income taxes	676,311	602,133	580,791
Income taxes	220,478	214,995	209,994
Net earnings	$ 455,833	387,138	370,797
Basic earnings per share	$ 6.74	5.78	5.56
Weighted-average common shares outstanding	67,674	66,932	66,682
Diluted earnings per share	$ 6.70	5.72	5.49
Weighted-average common and dilutive potential common shares outstanding	68,056	67,644	67,557

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(In thousands, except per share data)	As of December 31, 2006	2005
ASSETS		
Current assets:		
Cash and cash equivalents	$ 63,492	134,585
Receivables, net	851,428	848,666
Inventories	1,225,874	1,215,427
Prepaid expenses and other assets	138,866	140,789
Deferred income taxes	99,251	49,534
Total current assets	2,378,911	2,389,001
Property, plant and equipment, net	1,888,088	1,810,728
Goodwill	2,699,639	2,621,963
Tradenames	662,314	622,094
Other intangible assets, net	517,780	552,003
Other assets	31,662	44,248
	$8,178,394	8,040,037
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Current portion of long-term debt	$ 576,134	113,809
Accounts payable and accrued expenses	1,019,629	998,105
Total current liabilities	1,595,763	1,111,914
Deferred income taxes	628,311	643,283
Long-term debt, less current portion	2,207,547	3,194,561
Other long-term liabilities	31,510	32,041
Total liabilities	4,463,131	4,981,799
Stockholders' equity:		
Preferred stock, $.01 par value; 60 shares authorized; no shares issued	-	-
Common stock, $.01 par value; 150,000 shares authorized; 78,816 and 78,478 shares issued in 2006 and 2005, respectively	788	785
Additional paid-in capital	1,152,420	1,123,991
Retained earnings	2,755,529	2,299,696
Accumulated other comprehensive gain (loss)	130,372	(47,433)
	4,039,109	3,377,039
Less treasury stock at cost; 11,051 and 10,981 shares in 2006 and 2005, respectively	323,846	318,801
Total stockholders' equity	3,715,263	3,058,238
	$8,178,394	8,040,037

See accompanying notes to consolidated financial statements.

Years Ended December 31,

(In thousands)	Common stock Shares	Common stock Amount	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock Shares	Treasury stock Amount	Total stockholders' equity
Balances at December 31, 2003	77,050	$770	$1,035,733	$1,541,761	$ 2,313	(10,515)	$(282,776)	$2,297,801
Stock options exercised	464	5	14,952	–	–	–	–	14,957
Purchase of treasury stock	–	–	–	–	–	(250)	(18,413)	(18,413)
Grant to executive incentive plan and other	–	–	307	–	–	10	272	579
Tax benefit from exercise of stock options	–	–	7,545	–	–	–	–	7,545
Comprehensive Income:								
Currency translation adjustment	–	–	–	–	(1,675)	–	–	(1,675)
Unrealized loss on hedge instruments net of taxes	–	–	–	–	(3,079)	–	–	(3,079)
Net earnings	–	–	–	370,797	–	–	–	370,797
Total Comprehensive Income								366,043
Balances at December 31, 2004	77,514	775	1,058,537	1,912,558	(2,441)	(10,755)	(300,917)	2,668,512
Stock options exercised	378	4	10,070	–	–	–	–	10,074
Stock issuance	586	6	47,429	–	–	–	–	47,435
Purchase of treasury stock	–	–	–	–	–	(186)	(14,521)	(14,521)
Grant to executive incentive plan and other	–	–	2,717	–	–	(40)	(3,363)	(646)
Tax benefit from exercise of stock options	–	–	5,238	–	–	–	–	5,238
Comprehensive Income:								
Currency translation adjustment	–	–	–	–	(47,074)	–	–	(47,074)
Unrealized gain on hedge instruments net of taxes	–	–	–	–	2,082	–	–	2,082
Net earnings	–	–	–	387,138	–	–	–	387,138
Total Comprehensive Income								342,146
Balances at December 31, 2005	78,478	785	1,123,991	2,299,696	(47,433)	(10,981)	(318,801)	3,058,238
Stock options exercised	338	3	12,666	–	–	–	–	12,669
Stock based compensation expense	–	–	11,925	–	–	–	–	11,925
Purchase of treasury stock	–	–	–	–	–	(74)	(5,180)	(5,180)
Grant to executive incentive plan and other	–	–	260	–	–	4	135	395
Tax benefit from exercise of stock options	–	–	3,578	–	–	–	–	3,578
Adoption of SFAS 158					(818)			(818)
Comprehensive Income:								
Currency translation adjustment	–	–	–	–	181,425	–	–	181,425
Unrealized loss on hedge instruments net of taxes	–	–	–	–	(2,802)	–	–	(2,802)
Net earnings	–	–	–	455,833	–	–	–	455,833
Total Comprehensive Income								634,456
Balances at December 31, 2006	**78,816**	**$788**	**$1,152,420**	**$2,755,529**	**$130,372**	**(11,051)**	**$(323,846)**	**$3,715,263**

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)	Years Ended December 31, 2006	2005	2004
Cash flows from operating activities:			
Net earnings	$ 455,833	387,138	370,797
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	274,952	150,657	123,088
Deferred income taxes	(68,956)	9,304	39,927
Loss on sale of property, plant and equipment	5,625	4,676	3,037
Tax benefit on exercise of stock awards	-	5,238	7,545
Excess tax benefit from stock-based compensation	(3,578)	-	-
Stock-based compensation expense	11,925	-	-
Changes in assets and liabilities, net of effects of acquisitions:			
Receivables	11,623	3,574	(85,417)
Inventories	4,823	(33,570)	(183,167)
Accounts payable and accrued expenses	79,063	91,960	(25,241)
Other assets and prepaid expenses	1,910	(62,205)	(6,598)
Other liabilities	8,825	4,772	(1,134)
Net cash provided by operating activities	782,045	561,544	242,837
Cash flows from investing activities:			
Additions to property, plant and equipment	(165,769)	(247,306)	(106,601)
Acquisitions, net of cash	(70,907)	(2,613,529)	(14,998)
Net cash used in investing activities	(236,676)	(2,860,835)	(121,599)
Cash flows from financing activities:			
Net change in short term credit lines	-	(37,721)	(3,981)
Payments on revolving line of credit	(1,546,679)	(539,294)	-
Proceeds from revolving line of credit	1,409,611	856,940	-
(Repayment) proceeds on bridge loan	(1,400,000)	1,400,000	-
Proceeds from issuance of senior notes	1,386,841	-	-
Net change in asset securitization borrowings	150,000	(50,000)	(92,000)
Payments on term loans	(589,052)	(15,055)	(25,034)
Proceeds on term loans	-	750,000	-
Payments of other debt	(13,380)	(30,861)	(57)
Excess tax benefit from stock-based compensation	3,578	-	-
Change in outstanding checks in excess of cash	(29,250)	63,670	3,290
Acquisition of treasury stock	(5,180)	(14,521)	(18,413)
Common stock transactions	12,669	57,509	14,957
Net cash provided by (used in) financing activities	(620,842)	2,440,667	(121,238)
Effect of exchange rate changes on cash and cash equivalents	4,380	(6,791)	-
Net change in cash and cash equivalents	(71,093)	134,585	-
Cash and cash equivalents, beginning of year	134,585	-	-
Cash and cash equivalents, end of year	$ 63,492	134,585	-

See accompanying notes to consolidated financial statements.

Years Ended December 31, 2006, 2005 and 2004 (In thousands, except per share data)

ONE

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Presentation

The consolidated financial statements include the accounts of Mohawk Industries, Inc. and its subsidiaries (the "Company" or "Mohawk"). All significant intercompany balances and transactions have been eliminated in consolidation.

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(b) Cash and Cash Equivalents

The Company considers investments with an original maturity of three months or less when purchased to be cash equivalents.

(c) Accounts Receivable and Revenue Recognition

The Company is principally a carpet, rugs, ceramic tile and laminate manufacturer and sells carpet, rugs, ceramic tile, natural stone, hardwood, resilient and laminate flooring products in the United States. In addition, the Company manufactures laminate and sells carpet, rugs and laminate flooring products in Europe principally for residential and commercial use. The Company grants credit to customers, most of whom are retail-flooring dealers and commercial end users, under credit terms that the Company believes are customary in the industry.

The Company warrants certain qualitative attributes of its flooring products. The Company has recorded a provision for estimated warranty and related costs, based on historical experience and periodically adjusts these provisions to reflect actual experience.

Revenues are recognized when there is persuasive evidence of an arrangement, delivery has occurred, the price has been fixed or is determinable, and collectibility can be reasonably assured. The Company provides allowances for expected cash discounts, returns, claims and doubtful accounts based upon historical bad debt and claims experience and periodic evaluations of specific customer accounts. Royalty revenues received from third parties for patents are recognized based on contractual agreements.

(d) Inventories

Effective April 2, 2006, the Company changed the method of accounting for all inventories not previously accounted for on the first-in, first-out ("FIFO") method from the last-in, first-out ("LIFO") method to the FIFO method. Inventories are stated at the lower of cost or market (net realizable value). Cost has been determined using the FIFO. Costs included in inventory include raw materials, direct and indirect labor and employee benefits, depreciation, general manufacturing overhead and various other costs of manufacturing. Market, with respect to all inventories, is replacement cost or net realizable value. Inventories on hand are compared against anticipated future usage, which is a function of historical usage, anticipated future selling price, expected sales below cost, excessive quantities and an evaluation for obsolescence. Actual results could differ from assumptions used to value obsolete inventory, excessive inventory or inventory expected to be sold below cost and additional reserves may be required. See Note 4 for further discussion.

(e) Property, Plant and Equipment

Property, plant and equipment are stated at cost, including capitalized interest. Depreciation is calculated on a straight-line basis over the estimated remaining useful lives, which are 25-35 years for buildings and improvements, 5-15 years for machinery and equipment, the shorter of the estimated useful life or lease term for leasehold improvements and 3-7 years for furniture and fixtures.

(f) Goodwill and Other Intangible Assets

In accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," the Company tests goodwill and other intangible assets with indefinite lives for impairment on an annual basis (or on an interim basis if an event occurs that might reduce the fair value of the reporting unit below its carrying value). The Company conducts testing for impairment during the fourth quarter of its fiscal year. Intangible assets that do not have indefinite lives are amortized based on average lives, which range from 7-16 years.

(g) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Years Ended December 31, 2006, 2005 and 2004 (In thousands, except per share data)

(h) Financial Instruments

The Company's financial instruments consist primarily of receivables, accounts payable, accrued expenses and long-term debt. The carrying amount of receivables, accounts payable and accrued expenses approximates its fair value because of the short-term maturity of such instruments. The carrying amount of the Company's floating rate debt approximates its fair value. Interest rates that are currently available to the Company for issuance of long-term debt with similar terms and remaining maturities are used to estimate the fair value of the Company's long-term debt. The estimated fair value of the Company's long-term debt at December 31, 2006 and 2005 was $2,796,668 and $3,282,715, compared to a carrying amount of $2,783,681 and $3,308,370, respectively.

(i) Derivative Instruments

Accounting for derivative instruments and hedging activities requires the Company to recognize all derivatives on the consolidated balance sheet at fair value. Derivatives that are not qualifying hedges must be adjusted to fair value through earnings. If the derivative is a qualifying hedge, depending on the nature of the hedge, changes in its fair value are either offset against the change in fair value of assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The Company engages in activities that expose it to market risks, including the effects of changes in interest rates, exchange rates and natural gas commodity prices. Financial exposures are managed as an integral part of the Company's risk management program, which seeks to reduce the potentially adverse effect that the volatility of the interest rate, exchange rate and natural gas commodity markets may have on operating results. The Company does not engage in speculative transactions, nor does it hold or issue financial instruments for trading purposes.

The Company formally documents hedging instruments and hedging items, as well as its risk management objective and strategy for undertaking hedged items. This process includes linking all derivatives that are designated as fair value and cash flow hedges to specific assets, liabilities or firm commitments on the consolidated balance sheet or to forecasted transactions. The Company also formally assesses, both at inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair value or cash flows of hedged items. When it is determined that a derivative is not highly effective, the derivative expires, or is sold, terminated, or exercised, or the derivative is discontinued because it is unlikely that a forecasted transaction will occur, the Company discontinues hedge accounting prospectively for that specific hedge instrument.

(j) Advertising Costs and Vendor Consideration

Advertising and promotion expenses are charged to earnings during the period in which they are incurred. Advertising and promotion expenses included in selling, administrative, and general expenses were $55,254 in 2006, $41,339 in 2005 and $31,474 in 2004.

Vendor consideration, generally cash, is classified as a reduction of net sales, unless specific criteria are met regarding goods or services that the vendor may receive in return for this consideration. The Company makes various payments to customers, including slotting fees, advertising allowances, buy-downs and co-op advertising. All of these payments reduce gross sales with the exception of co-op advertising. Co-op advertising is classified as a selling, general and administrative expense in accordance with EITF 01-09. Co-op advertising expenses, a component of advertising and promotion expenses, were $13,352 in 2006, $14,408 in 2005 and $10,389 in 2004.

(k) Impairment of Long-Lived Assets

Long-lived assets and intangibles subject to amortization are reviewed for impairment when changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If the carrying amount of the asset exceeds the expected undiscounted cash flows of the asset, an impairment charge is recognized equal to the amount by which the carrying amount exceeds the expected undiscounted cash flows. Assets to be disposed of are reported at the lower of the carrying amount or fair value less estimated costs of disposal and are no longer depreciated.

(l) Foreign Currency Translation

The Company's subsidiaries that operate outside the United States use their local currency as the functional currency, with the exception of operations carried out in Canada and Mexico, in which case the functional currency is the U.S. dollar. Other than Canada and Mexico, the functional currency is translated into U.S. dollars for balance sheet accounts using the month end rates in effect as of the balance sheet date and average exchange rate for revenue and expense accounts for each respective period. The translation adjustments are deferred as a separate component of stockholders' equity, within other comprehensive income. Gains or losses resulting from transactions denominated in foreign currencies are included in other income or expense, within the consolidated statements of earnings. The assets and liabilities of the Company's Canada and Mexico operations are re-measured using a month end rate, except for non-monetary assets and liabilities, which are re-measured using the historical exchange rate. Income and expense accounts are re-measured using an average monthly rate for the period, except for expenses related to those balance sheet accounts that are re-measured using historical exchange rates. The resulting re-measurement adjustment is reported in the consolidated statements of earnings when incurred.

Years Ended December 31, 2006, 2005 and 2004 (In thousands, except per share data)

(m) Earnings per Share ("EPS")

Basic net earnings per share ("EPS") is calculated using net earnings available to common stockholders divided by the weighted-average number of shares of common stock outstanding during the year. Diluted EPS is similar to basic EPS except that the weighted-average number of shares is increased to include the number of additional common shares that would have been outstanding if the potentially dilutive common shares had been issued.

Dilutive common stock options are included in the diluted EPS calculation using the treasury stock method. Common stock options that were not included in the diluted EPS computation because the options' exercise price was greater than the average market price of the common shares for the periods presented were 1,271, 351, and 21 for 2006, 2005 and 2004, respectively.

Computations of basic and diluted earnings per share are presented in the following table:

	Years Ended December 31,		
	2006	2005	2004
Net earnings	$455,833	387,138	370,797
Weighted-average common and dilutive potential common shares outstanding:			
Weighted-average common shares outstanding	67,674	66,932	66,682
Add weighted-average dilutive potential common shares – options to purchase common shares, net	382	712	875
Weighted-average common and dilutive potential common shares outstanding	68,056	67,644	67,557
Basic earnings per share	$ 6.74	5.78	5.56
Diluted earnings per share	$ 6.70	5.72	5.49

(n) Stock-Based Compensation

Prior to January 1, 2006, the Company accounted for its stock compensation plans under the recognition and measurement provisions of APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and related Interpretations, as permitted by FASB No. 123, *Accounting for Stock-Based Compensation*. Accordingly, no stock-based employee compensation cost related to stock options was recognized in the Consolidated Statement of Earnings as all options granted under the plans had an exercise price equal to the market value of the underlying common stock on the date of grant. Effective January 1, 2006, the Company adopted the fair value recognition provisions of FASB No. 123(R), *Share-Based Payment*, using the modified-prospective-transition method. Under that transition method, compensation cost for 2006 includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of, January 1, 2006, based on the grant-date fair value estimated in accordance with the original provisions of FASB No. 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of FASB No. 123(R). Compensation expense is recognized on a straight-line basis over the options' estimated lives for fixed awards with ratable vesting provisions. Results for prior periods have not been restated.

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of FASB No. 123(R) to options granted under the Plan in the period presented. For purposes of this pro forma disclosure, the value of the options is estimated using a Black-Scholes-Merton option-pricing formula and amortized to expense over the options' vesting periods.

	2005	2004
Net earnings as reported	$387,138	370,797
Deduct: Stock-based employee compensation expense determined under fair value based method for all options, net of related tax effects	(8,628)	(7,519)
Pro forma net earnings	$378,510	363,278
Net earnings per common share (basic)		
As reported	$ 5.78	5.56
Pro forma	$ 5.66	5.45
Net earnings per common share (diluted)		
As reported	$ 5.72	5.49
Pro forma	$ 5.60	5.38

(o) Comprehensive Income

Comprehensive income includes foreign currency translation of assets and liabilities of foreign subsidiaries, effects of exchange rate changes on intercompany balances of a long-term nature and transactions and derivative financial instruments designated as cash flow hedges. The Company does not provide income taxes on currency translation adjustments, as earnings from foreign subsidiaries are considered to be indefinitely reinvested.

Amounts recorded in accumulated other comprehensive income on the Consolidated Statements of Shareholders' Equity for the years ended December 31, 2006, 2005 and 2004 are as follows:

	Translation Adjustment	Hedge Instruments	SFAS 158	Tax expense (benefit)	Total
December 31, 2004	$ (1,628)	(1,280)	–	467	(2,441)
2005 Activity	(47,074)	3,278	–	(1,196)	(44,992)
December 31, 2005	(48,702)	1,998	–	(729)	(47,433)
2006 Activity	181,425	(4,412)	(818)	1,610	177,805
December 31, 2006	**$132,723**	**(2,414)**	**(818)**	**881**	**130,372**

(p) Recent Accounting Pronouncements

In November 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 151, "Inventory Costs—an amendment of ARB No. 43, Chapter 4" ("SFAS 151"). SFAS 151 amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage). Among other provisions, the new rule requires that items such as idle facility expense, excessive spoilage, double freight, and re-handling costs be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal" as stated in ARB No. 43. Additionally, SFAS 151 requires that the allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for fiscal years beginning after June 15, 2005. Effective January 1, 2006, the Company adopted SFAS 151 which did not have a material impact on the Company's consolidated financial statements.

In July 2006, the FASB issued FASB Interpretation No. 48 (FIN 48), "Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109," which clarifies the accounting for uncertainty in income taxes. FIN 48 prescribes a recognition threshold and measurement criteria for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The provisions of FIN 48 are effective as of the beginning of the Company's 2007 fiscal year, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. Based on its current evaluation, the Company does not believe the adoption of FIN 48 will have a material impact on the consolidated financial statements.

In September 2006, FASB issued Statement of Financial Accounting Standards No. 157 ("SFAS No. 157"), "Fair Value Measurements." SFAS No. 157 defines fair value, establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements. SFAS No. 157 requires companies to disclose the fair value of its financial instruments according to a fair value hierarchy. Additionally, companies are required to provide certain disclosures regarding instruments within the hierarchy, including a reconciliation of the beginning and ending balances for each major category of assets and liabilities. SFAS 157 is effective for the Company's fiscal year beginning January 1, 2008. The Company is currently evaluating the impact of SFAS No. 157 on its consolidated financial statements.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Post Retirement Plans—an amendment of FASB Statements No. 87, 88, 106 and 132(R)" ("SFAS No. 158"). SFAS No. 158 requires an employer that sponsors one or more single-employer defined benefit plans to recognize the over-funded or under-funded status of a benefit plan in its statement of financial position, recognize as a component of other comprehensive income, net of tax, gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit costs pursuant to SFAS No. 87, "Employers Accounting for Pensions," or SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," to measure defined benefit plan assets and obligations as of the date of the employer's fiscal year-end, and disclose in the notes to financial statements additional information about certain effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition assets or obligations. The recognition and disclosure provisions required by SFAS No. 158 are effective for the Company's fiscal year ending December 31, 2006. The measurement date provisions are effective for fiscal years ending after December 15, 2008. The Company adopted SFAS No. 158 for its fiscal year ended December 31, 2006 which resulted in the Company recording $818 in accumulated other comprehensive income for amounts that had not been previously recorded in net periodic benefit cost.

In September 2006, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The SEC staff believes that registrants should quantify errors using both the balance sheet and income statement approach when quantifying a misstatement. SAB 108 is effective for the Company's fiscal year ending December 31, 2006. Effective December 31, 2006, the Company adopted SAB 108 which did not have a material impact on the Company's consolidated financial statements.

Years Ended December 31, 2006, 2005 and 2004 (In thousands, except per share data)

(q) Fiscal Year

The Company ends its fiscal year on December 31. Each of the first three quarters in the fiscal year ends on the Saturday nearest the calendar quarter end.

(r) Reclassifications

The Company reclassified certain prior period financial statement balances to conform to current presentation.

TWO

ACQUISITIONS

On October 31, 2005 the Company acquired all the outstanding shares of Unilin Holding NV by acquiring Unilin Flooring, BVBA, which then purchased Unilin Holdings NV. The Company simultaneously acquired all the outstanding shares of Unilin Holding Inc., and its subsidiaries (together with Unilin Flooring BVBA, "Unilin"). Unilin, together with its subsidiaries, is a leading manufacturer, distributor and marketer of laminate flooring in Europe and the United States. The total purchase price of acquiring Unilin, net of cash of $165,709, was Euro 2,105,918 or $2,540,949 based on the prevailing exchange rate at the closing. The acquisition was accounted for by the purchase method and, accordingly, the results of operations of Unilin have been included in the Company's consolidated financial statements from October 31, 2005. The purchase price was allocated to the assets acquired and liabilities assumed based upon the estimated fair values at the date of acquisition. Intangibles and property, plant and equipment values were established with the assistance of an independent third party. The excess of the purchase price over the fair value of the net identifiable assets acquired of approximately $1,230,511 was recorded as goodwill. The primary reason for the acquisition was to expand the Company's presence in the laminate flooring market.

The Company considered whether identifiable intangible assets existed during the purchase price negotiations and during the subsequent purchase allocation period. Accordingly the Company recognized goodwill, tradenames, patents, customer lists, contingent assets and backlogs.

In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," goodwill recorded in the Unilin acquisition will not be amortized. Additionally, the Company determined that the tradenames intangible assets have indefinite useful lives because they are expected to generate cash flows indefinitely. Goodwill and the tradenames intangible assets are subject to annual impairment testing.

The following table summarizes the fair values of the assets acquired and liabilities assumed at the date of Acquisition, excluding cash of $165,709. During October 2006, the Company finalized the allocation of the purchase price related to the Unilin Acquisition.

Current assets	$ 389,923
Property, plant and equipment	752,892
Goodwill	1,230,511
Intangible assets	882,886
Other assets	890
Total assets acquired	3,257,102
Current liabilities	261,921
Long-term debt	32,027
Other liabilities	422,205
Total liabilities assumed	716,153
Net assets acquired	$2,540,949

Of the $882,886 of acquired intangibles, $356,521 was assigned to registered tradenames that are not subject to amortization. The remaining acquired intangibles were assigned to customer relationships for $270,709 (7 year weighted average useful life) and patents for $255,656 (12 year weighted average useful life). The $1,230,511 of goodwill is not deductible for tax purposes.

The following unaudited pro forma financial information presents the combined results of operations of the Company and Unilin as if the acquisition had occurred at the beginning of 2004, after giving effect to certain adjustments, including increased interest expense on debt related to the acquisition, and the amortization of intangible assets. The pro forma information does not necessarily reflect the results of operations that would have occurred had the Company and Unilin constituted a single entity during such periods. The following table discloses the results for the fiscal years ended December 31:

	2005(1)	2004
Net sales	$7,553,506	6,873,858
Net earnings	414,421	376,930
Basic earnings per share	6.19	5.65
Diluted earnings per share	6.13	5.58

(1) Excludes a non-recurring $34,300 ($22,300 net of tax) fair value adjustment applied to Unilin's acquired inventory and $6,000 (net of tax of $3,900) adjustment related to non-recurring transaction costs.

During 2005, the Company acquired certain assets of a carpet backing manufacturer and all outstanding shares of a distributor of natural stone slabs for approximately $67,642 in cash. Goodwill related to the acquisitions was approximately $10,955.

During 2006, the Company acquired certain assets of a carpet backing manufacturer for approximately $73,242, which was paid for in cash.

Years Ended December 31, 2006, 2005 and 2004 (In thousands, except per share data)

THREE

RECEIVABLES

Receivables are as follows:

	2006	2005
Customers, trade	$907,244	$925,714
Other	47,798	25,662
	955,042	951,376
Less allowance for discounts, returns, claims and doubtful accounts	103,614	102,710
Net receivables	$851,428	$848,666

The following table reflects the activity of allowances for discounts, returns, claims and doubtful accounts for the years ended December 31:

	Balance at beginning of year	Additions charged to costs and expenses(1)	Deductions(2)	Balance at end of year
2004	$ 94,417	310,368	309,482	95,303
2005	95,303	324,024	316,617	102,710
2006	102,710	347,051	346,147	103,614

(1) Includes $2,035 for 2005 related to the Unilin Acquisition which was not charged to costs and expenses.

(2) Represents charge-offs, net of recoveries.

FOUR

INVENTORIES

The components of inventories are as follows:

	2006	2005
Finished goods	$ 806,463	788,037
Work in process	95,746	93,266
Raw materials	323,665	334,124
Total inventories	$1,225,874	1,215,427

Effective April 2, 2006, the Company changed the method of accounting for all inventories not previously accounted for on the first-in, first-out ("FIFO") method from the last-in, first-out ("LIFO") method to the FIFO method. The Company believes the FIFO method of accounting for inventory costs is preferable because it provides a better measure of the current value of its inventory and provides a better matching of manufacturing costs with revenues. The change resulted in the application of a single costing method to all of the Company's inventories. As a result, all inventories are stated at the lower of cost, determined on a FIFO basis, or market. In accordance with FASB No. 154, "Accounting Changes and Error Corrections," the Company has retrospectively applied this change in method of inventory costing. The impact of the change in method on certain financial statement line items is as follows:

	As of December 31, 2005
Balance sheet:	
As orginally reported	
Inventory	$1,166,913
Total Assets	7,991,523
Deferred income taxes	625,887
Total Liabilities	4,964,403
Retained earnings	2,268,578
Total Liabilities and Shareholders' equity	7,991,523
Effect of Change	
Inventory	48,514
Deferred income taxes	17,396
Retained earnings	31,118
As adjusted	
Inventory	1,215,427
Total Assets	8,040,037
Deferred income taxes	643,283
Total Liabilities	4,981,799
Retained earnings	2,299,696
Total Liabilities and Shareholders' equity	$8,040,037

	Years Ended December 31, 2005	2004
Statement of earnings:		
As orginally reported		
Cost of sales	$4,896,965	4,259,531
Operating income	627,272	635,590
Income taxes	198,826	208,767
Net Earnings	358,195	368,622
Basic earnings per share	$ 5.35	5.53
Diluted earnings per share	$ 5.30	5.46
Effect of Change-Increase (decrease)		
Cost of sales	$ (45,112)	(3,402)
Operating income	45,112	3,402
Income taxes	16,169	1,227
Net Earnings	28,943	2,175
Basic earnings per share	$ 0.43	0.03
Diluted earnings per share	$ 0.43	0.03
As adjusted		
Cost of sales	$4,851,853	4,256,129
Operating income	672,384	638,992
Income taxes	214,995	209,994
Net Earnings	387,138	370,797
Basic earnings per share	$ 5.78	5.56
Diluted earnings per share	$ 5.72	5.49

Years Ended December 31, 2006, 2005 and 2004 (In thousands, except per share data)

	Years Ended December 31,	
	2005	2004
Statement of Cash Flows:		
As orignally reported		
Net earnings	$358,195	368,622
Deferred taxes	(6,866)	38,700
Change in inventories	11,542	(179,765)
Net cash provided by operating activities	$561,544	242,837
Effect of Change		
Net earnings	$ 28,943	2,175
Deferred taxes	16,170	1,227
Change in inventories	(45,112)	(3,402)
Net cash provided by operating activities	$ –	–
As adjusted		
Net earnings	$387,138	370,797
Deferred taxes	9,304	39,927
Change in inventories	(33,570)	(183,167)
Net cash provided by operating activities	$561,544	242,837

The amount of the accounting change prior to 2004 was not significant because FIFO approximated the inventory carrying value. Had the Company continued to apply the LIFO method of accounting, the impact on the statement of earnings during 2006 would have experienced a decrease in operating income of $10,285 ($6,065 net of tax) and a decrease in basic and diluted earnings per share of approximately $0.09 per share for the year ended December 31, 2006. Had the Company continued to apply LIFO for the twelve months ended December 31, 2005 and December 31, 2004, it would have experienced a decrease to operating income of $45,112 ($28,943, net of tax) and $3,402 ($2,175) for the twelve month period ended December 31, 2005 and 2004, respectively and decreased basic and diluted earnings per share of approximately $0.43, $0.43, $0.03 and $0.03 for the twelve month periods ended December 31, 2005 and 2004, respectively as compared to amounts included in the consolidated financial statements.

FIVE

GOODWILL AND OTHER INTANGIBLE ASSETS

The Company evaluates its goodwill and indefinite life intangibles on an annual basis for impairment. The Company has three reporting segments, the Mohawk segment, the Dal-Tile segment, and the Unilin segment. Accordingly the Company has assigned the acquired goodwill and indefinite life intangibles to the respective reporting segments. During the fourth quarter of 2006, the Company evaluated the goodwill and indefinite life intangibles using the discounted cash flow and market approaches and determined that there was no impairment.

The following table summarizes the components of intangible assets:

Goodwill:

	Mohawk	Dal-Tile	Unilin	Total
Balance as of January 1, 2005	$196,632	1,180,717	–	1,377,349
Goodwill recognized during the period	1,500	10,955	1,249,720	1,262,175
Effect of translation	–	–	(17,561)	(17,561)
Balance as of December 31, 2005	198,132	1,191,672	1,232,159	2,621,963
Goodwill recognized during the period	1,000	(8,882)	(19,209)	(27,091)
Effect of translation	–	–	104,767	104,767
Balance as of December 31, 2006	**$199,132**	**1,182,790**	**1,317,717**	**2,699,639**

Years Ended December 31, 2006, 2005 and 2004 (In thousands, except per share data)

The change in goodwill during 2005 was attributable to the acquisitions made within the Mohawk and Dal-Tile reporting segments and the Unilin Acquisition. The change in goodwill during 2006 within the Unilin segment resulted from adjustments to the opening balance sheet including the reversal of pre-acquisition tax liabilities of $16,644. In addition, the Company recognized additional goodwill of $1,000 related to an earn-out agreement entered into in 2003 in the Mohawk segment and reversed certain pre-acquisition tax liabilities in the Dal-Tile segment in 2006.

Intangible Assets:

	Mohawk	Dal-Tile	Unilin	Total
Indefinite Life Assets not Subject to Amortization:				
Balance as of January 1, 2005	$125,580	146,700	-	272,280
Additions	-	-	356,521	356,521
Effect of translation	-	-	(6,707)	(6,707)
Balance as of December 31, 2005	125,580	146,700	349,814	622,094
Effect of translation	-	-	40,220	40,220
Balance as of December 31, 2006	**$125,580**	**146,700**	**390,034**	**662,314**
Intangible Assets Subject to Amortization:				
Balance as of December 31, 2004	$ 53,360	1,400	-	54,760
Less: Accumulated Amortization	(4,100)	(294)	-	(4,394)
Balance as of January 1, 2005, net	49,260	1,106	-	50,366
Additions	-	1,170	526,365	527,535
Amortization during period	(3,610)	(457)	(13,257)	(17,324)
Effect of translation	-	-	(8,574)	(8,574)
Balance as of January 1, 2006	**45,650**	**1,819**	**504,534**	**552,003**
Additions	-	-	-	-
Amortization during period	**(3,578)**	**(815)**	**(76,736)**	**(81,129)**
Effect of translation	-	-	**46,906**	**46,906**
Balance as of December 31, 2006	**$ 42,072**	**1,004**	**474,704**	**517,780**

Amortization Expense:

	December 31, 2006	2005	2004
Aggregate Amortization Expense	**$81,129**	17,324	3,843

Estimated amortization expense for the years ended December 31, are as follows:

2007	$88,126
2008	69,635
2009	66,956
2010	65,198
2011	63,087

SIX

PROPERTY, PLANT AND EQUIPMENT

Following is a summary of property, plant and equipment:

	2006	2005
Land	**$ 178,553**	155,670
Buildings and improvements	**698,878**	559,723
Machinery and equipment	**2,006,849**	1,802,370
Furniture and fixtures	**53,961**	44,765
Leasehold improvements	**33,702**	28,784
Construction in progress	**96,579**	233,525
	3,068,522	2,824,837
Less accumulated depreciation and amortization	**1,180,434**	1,014,109
Net property, plant and equipment	**$1,888,088**	1,810,728

Property, plant and equipment included capitalized interest of $7,477, $6,000 and $3,197 in 2006, 2005 and 2004, respectively. Depreciation expense was $189,388, $133,333 and $117,768 for 2006, 2005 and 2004, respectively. Included in the property, plant and equipment are capital leases with a cost of $29,945 and $135,210 accumulated depreciation and amortization of $2,060 and $118 at December 31, 2006 and 2005, respectively.

Years Ended December 31, 2006, 2005 and 2004 (In thousands, except per share data)

SEVEN

LONG-TERM DEBT

On October 28, 2005, the Company entered into a $1,500,000 five-year, senior, unsecured, revolving credit and term loan facility (the "senior unsecured credit facilities"). The senior unsecured credit facilities replaced a then-existing credit facility and various uncommitted credit lines. The senior unsecured credit facilities consist of (i) a multi-currency $750,000 revolving credit facility, (ii) a $389,200 term loan facility and (iii) a Euro 300,000 term loan facility, all of which mature on October 28, 2010. The Company entered into the senior unsecured credit facility to finance the Unilin Acquisition and to provide for working capital requirements. At December 31, 2006, $395,321 of borrowings was outstanding under these facilities. The borrowings outstanding are comprised of $197,301 under the revolving credit facility and Euro 150,000, or approximately $198,020, borrowings outstanding under the Euro term facility. The balance of the $389,200 facility was repaid in 2006.

At December 31, 2006, a total of approximately $455,581 was available under the revolving credit facility. The amount used under the revolving credit facility at December 31, 2006, was $294,419. The amount used under the revolving credit facility is composed of $197,301 borrowings, $55,599 standby letters of credit guaranteeing the Company's industrial revenue bonds and $41,519 standby letters of credit related to various insurance contracts and foreign vendor commitments.

The senior unsecured credit facilities bear interest at (i) the greater of (x) prime rate or (y) the overnight federal funds rate plus 0.50%, or (ii) LIBOR plus an indexed amount based on the Company's senior, unsecured, long-term debt rating.

The Company has an on-balance sheet trade accounts receivable securitization agreement (the "Securitization Facility"). The Securitization Facility allows the Company to borrow up to $350,000 based on available accounts receivable. At December 31, 2006, the Company had $190,000 outstanding compared to $40,000 at December 31, 2005. The Securitization Facility is secured by trade receivables. During the third quarter of 2006, the Company extended the term of its Securitization Facility until July 2007.

On November 8, 2005, one of the Company's subsidiaries entered into a Euro 130,000 five-year unsecured, revolving credit facility, maturing on November 8, 2010 (the "Euro revolving credit facility"). This agreement bears interest at EURIBOR plus an indexed amount based on the Company's senior, unsecured, long-term debt rating. The Company guaranteed the obligations of that subsidiary under the Euro revolving credit facility and of any of the Company's other subsidiaries that become borrowers under the Euro revolving credit facility. As of December 31, 2006, the Company had borrowings outstanding of Euro 18,810 or approximately $24,831 under this facility. No borrowings were outstanding at December 31, 2005 under this facility.

The Company's senior unsecured credit facilities and the Euro revolving credit facility both contain debt to capital ratio requirements and other customary covenants. The Company was in compliance with these covenants at December 31, 2006. Under both of these credit facilities, the Company must pay an annual facility fee ranging from 0.06% to 0.25% depending upon the Company's senior, unsecured long-term debt rating.

On January 17, 2006, the Company issued $500,000 aggregate principal amount of 5.750% notes due 2011 and $900,000 aggregate principal amount of 6.125% notes due 2016. The net proceeds from the issuance of these notes were used to pay off a $1,400,000 bridge credit facility entered into in connection with the Unilin Acquisition. Interest payable on each series of the notes is subject to adjustment if either Moody's Investor Service, Inc. or Standard & Poor's Ratings Services, or both, downgrades the rating they have assigned to the notes. Each rating agency downgrade results in a 0.25% increase in the interest rate, subject to a maximum increase of 1% per rating agency. If later the rating of these notes improves, then the interest rates would be reduced accordingly. The provision for increasing the interest rate will no longer apply if the rating of these notes from both rating agencies improves above the rating of these notes in effect at the time of the issuance of the notes. There have been no adjustments to the interest rate of the notes.

In 2002, the Company issued $300,000 aggregate principal amount of its senior 6.5% notes due 2007 and $400,000 aggregate principal amount of its senior 7.2% notes due 2012.

Years Ended December 31, 2006, 2005 and 2004 (In thousands, except per share data)

Long-term debt consists of the following:

	2006	2005
364-day senior, unsecured bridge term credit facility, due October 27, 2006	$ -	1,400,000
6.50% senior notes, payable April 15, 2007 interest payable semiannually	300,000	300,000
Securitization Facility, due July 30, 2007	190,000	40,000
Five-year unsecured credit facility, due October 28, 2010	395,321	1,062,041
5.75% note, payable January 15, 2011 interest payable semiannually	500,000	-
7.20% senior notes, payable April 15, 2012 interest payable semiannually	400,000	400,000
6.125% note, payable January 15, 2016 interest payable semiannually	900,000	-
Euro five-year unsecured revolving credit facility due November 8, 2010	24,831	-
Industrial revenue bonds, capital leases and other	73,529	106,329
Total long-term debt	2,783,681	3,308,370
Less current portion	576,134	113,809
Long-term debt, excluding current portion	$2,207,547	3,194,561

The aggregate maturities of long-term debt as of December 31, 2006 are as follows:

2007	$ 576,134
2008	7,637
2009	3,417
2010	395,574
2011	500,249
Thereafter	1,300,670
	$2,783,681

EIGHT

ACCOUNTS PAYABLE, ACCRUED EXPENSES AND DEFERRED TAX LIABILITY

Accounts payable, accrued expenses and deferred tax liability are as follows:

	2006	2005
Outstanding checks in excess of cash	$ 68,139	97,389
Accounts payable, trade	371,538	401,543
Accrued expenses	297,511	235,716
Income taxes payable	125,046	121,533
Deferred tax liability	4,565	5,111
Accrued compensation	152,830	136,813
Total accounts payable and accrued expenses	$1,019,629	998,105

NINE

DERIVATIVE FINANCIAL INSTRUMENTS

Natural Gas Risk Management

The Company uses a combination of natural gas futures contracts and long-term supply agreements to manage unanticipated changes in natural gas prices. The contracts are based on forecasted usage of natural gas measured in Million British Thermal Units ("MMBTU").

The Company has designated the natural gas futures contracts as cash flow hedges. The outstanding contracts are valued at market with the offset applied to other comprehensive income, net of applicable income taxes and any hedge ineffectiveness.

Any gain or loss is reclassified from other comprehensive income and recognized in cost of goods sold in the same period or periods during which the hedged transaction affects earnings. At December 31, 2006, the Company had natural gas contracts that mature from January 2007 to October 2007 with an aggregate notional amount of approximately 1,400 MMBTU's. The fair value of these contracts was a liability of $2,414 as of December 31, 2006. At December 31, 2005, the Company had natural gas contracts that mature from January 2006 to October 2006 with an aggregate notional amount of approximately 660 MMBTU's. The fair value of these contracts was an asset of $1,941 as of December 31, 2005. The offset to these assets is recorded in other comprehensive income, net of applicable income taxes. The ineffective portion of the derivative is recognized in the cost of goods sold within the consolidated statements of earnings and was not significant for the periods reported. The amount that the Company anticipates that will be reclassified out of accumulated other comprehensive income in the next twelve months is a loss of approximately $2,414, net of taxes.

The Company's natural gas long-term supply agreements are accounted for under the normal purchase provision within SFAS No. 133 and its amendments. At December 31, 2006, the Company had normal purchase commitments of approximately 1,748 MMBTU's for periods maturing from January 2007 through March 2008. The contracted value of these commitments was approximately $15,357 and the fair value of these commitments was approximately $12,071, at December 31, 2006. At December 31, 2005, the Company had normal purchase commitments of approximately 1,867 MMBTU's for periods maturing from January 2006 through October 2006. The contracted value of these commitments was approximately $17,219 and the fair value of these commitments was approximately $20,488, at December 31, 2005.

Years Ended December 31, 2006, 2005 and 2004 (In thousands, except per share data)

Foreign Currency Rate Management

The Company enters into foreign exchange forward contracts to hedge foreign denominated costs associated with its operations in Mexico. The objective of these transactions is to reduce volatility of exchange rates where these operations are located by fixing a portion of their costs in U.S. currency. Accordingly, these contracts have been designated as cash flow hedges. Gains and losses are reclassified from other comprehensive income and recognized in cost of goods sold in the same period or periods during which the hedged transaction affects earnings. The Company had no forward contracts outstanding at December 31, 2006. The Company had forward contracts to purchase approximately 8,000 Mexican pesos at December 31, 2005. The aggregate U.S. dollar value of these contracts at December 31, 2005 was approximately $697.

TEN

PRODUCT WARRANTIES

The Company warrants certain qualitative attributes of its products for up to 20 years. The Company records a provision for estimated warranty and related costs, based on historical experience and periodically adjusts these provisions to reflect actual experience.

Product warranties are as follows:

	2006	2005	2004
Balance at beginning of year	$ 25,988	23,473	24,063
Warranty claims	(48,308)	(46,850)	(45,553)
Warranty expense	48,755	49,365	44,963
Balance at end of year	$ 26,435	25,988	23,473

ELEVEN

STOCK OPTIONS, STOCK COMPENSATION AND TREASURY STOCK

Prior to January 1, 2006, the Company accounted for its stock compensation plans under the recognition and measurement provisions of APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and related Interpretations, as permitted by FASB No. 123, *Accounting for Stock-Based Compensation*. Accordingly, no stock-based employee compensation cost related to stock options was recognized in the Consolidated Statement of Earnings as all options granted under the plans had an exercise price equal to the market value of the underlying common stock on the date of grant. Effective January 1, 2006, the Company adopted the fair value recognition provisions of FASB No. 123(R), *Share-Based Payment*, using the modified-prospective-transition method. Under that transition method, compensation cost includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of, January 1, 2006, based on the grant-date fair value estimated in accordance with the original provisions of FASB No. 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of FASB No. 123(R). Results for prior periods have not been restated.

Prior to the adoption of FASB No. 123(R), the Company presented all tax benefits of deductions resulting from the exercise of stock options as operating cash flows in the Consolidated Statement of Cash Flows. FASB No. 123(R) requires the cash flows resulting from the tax benefits resulting from tax deductions in excess of the compensation cost recognized for those options (excess tax benefits) to be classified as financing cash flows. Accordingly, the Company has classified the excess tax benefit as a financing cash inflow.

Under the Company's 2002 Long-Term Incentive Plan ("Plan"), the Company's principal stock compensation plan, stock options may be granted to directors and key employees through 2012 to purchase a maximum of 3,200 shares of common stock. Option awards are generally granted with an exercise price equal to the market price of the Company's common stock on the date of the grant. Those option awards generally vest between three and five years and have a 10-year contractual term. In addition, the Company maintains an employee incentive program that awards restricted stock on the attainment of certain service criteria. The outstanding awards related to these programs and related compensation expense was not significant for the years ended December 31, 2006, 2005 and 2004, respectively.

During 1996, the Company adopted the 1997 Non-Employee Director Stock Compensation Plan. The plan provides for awards of common stock of the Company for non-employee directors to

receive in lieu of cash for their annual retainers. During 2006, 2005 and 2004, a total of 1, 1 and 1 shares, respectively, were awarded to the non-employee directors under the plan.

Additional information relating to the Company's stock option plans follows:

	2006	2005	2004
Options outstanding at beginning of year	2,276	2,281	2,413
Options granted	146	460	411
Options exercised	(338)	(378)	(464)
Options canceled	(50)	(87)	(79)
Options outstanding at end of year	2,034	2,276	2,281
Options exercisable at end of year	1,066	857	791
Option prices per share:			
Options granted during the year	$75.82-86.51	76.73-89.46	61.33-90.97
Options exercised during the year	$11.33-73.45	9.33-82.50	9.33-65.02
Options canceled during the year	$24.63-89.46	30.53-90.97	11.17-82.50
Options outstanding at end of year	$16.60-90.97	11.33-90.97	9.33-90.97
Options exercisable at end of year	$16.60-90.97	11.33-90.97	9.33-74.93

The Company's Board of Directors has authorized the repurchase of up to 15,000 shares of the Company's outstanding common stock. For the year ended December 31, 2006, a total of approximately 74 shares of the Company's common stock were purchased at an aggregate cost of approximately $5,180. Since the inception of the program, a total of approximately 11,512 shares have been repurchased at an aggregate cost of approximately $334,747. All of these repurchases have been financed through the Company's operations and banking arrangements.

On October 31, 2005, the Company entered into a Discounted Stock Purchase Agreement (the "DSPA") with certain members of the Unilin management team (the "Unilin Management"). Under the terms of the DSPA, the Company is obligated to make cash payments to the Unilin Management in the event that certain performance goals are satisfied. In each of the years in the five-year period ended December 31, 2010, the remaining members of Unilin Management can earn amounts, in the aggregate, equal to the average value of 30,671 shares of the Company's common stock over the 20 trading day period ending on December 31 of the prior year. Any failure in a given year to reach the performance goals may be rectified, and consequently the amounts payable with respect to achieving such criteria may be made, in any of the other years. The amount of the liability is measured each period and recognized as compensation expense in the statement of earnings. As of December 31, 2006, the Company expensed approximately $2,300 under the DSPA.

The fair value of the option award is estimated on the date of grant using the Black-Scholes-Merton valuation model that uses the assumptions noted in the following table. Expected volatility is based on the historical volatility of the Company's common stock and other factors. The Company uses historical data to estimate option exercise and forfeiture rates within the valuation model. Optionees that exhibit similar option exercise behavior are segregated into separate groups within the valuation model. The expected term of options granted represents the period of time that options granted are expected to be outstanding. The risk-free rate is based on U.S. Treasury yields in effect at the time of the grant for the expected term of the award.

	2006	2005	2004
Dividend yield	–	–	–
Risk-free interest rate	4.6%	4.0%	2.9%
Volatility	35.3%	37.7%	43.1%
Expected life (years)	6	6	6

The summary of the Company's Plan as of December 31, 2006, and changes during the period then ended is presented as follows:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Average Intrinsic Value
Options outstanding January 1, 2006	2,276	$59.60		
Granted	146	83.63		
Exercised	(338)	38.44		
Forfeited and expired	(50)	71.89		
Options outstanding, end of period	2,034	64.43	6.3	$28,349
Vested and expected to vest at December 31, 2006	1,928	$63.62	6.2	$28,006
Exercisable at December 31, 2006	1,066	$53.17	5.2	$24,141

The weighted-average grant-date fair value of an option granted during 2006, 2005 and 2004, was $33.80, $37.29 and $34.39, respectively. The total intrinsic value of options exercised during the years ended December 31, 2006, 2005, and 2004 was $14,032, $20,241, and $22,355, respectively. Total compensation expense recognized for the period ended December 31, 2006 was $11,925 ($7,537, net of tax) which was allocated to selling, general and administrative expenses. The remaining unamortized expense for non-vested compensation expense at December 31, 2006, was $18,591 with a weighted average remaining life of 2.1 years. If the Company had continued to account for share-based compensation under APB Opinion No. 25, basic and diluted net earnings per share for the year ended December 31, 2006 would have been $6.85 and $6.80, respectively.

The following table summarizes information about the Company's stock options outstanding at December 31, 2006:

	Outstanding			Exercisable	
Exercise price range	Number of Shares	Average Life	Average Price	Number of Shares	Average Price
Under $48.50	566	4.46	$37.22	484	$35.36
$49.09–63.90	453	5.18	61.43	336	61.34
$65.02–73.45	371	6.72	72.29	149	71.65
$73.54–88.33	634	8.35	85.84	94	85.39
$89.46–89.46	3	8.54	89.46	1	89.46
$90.97–90.97	7	7.96	90.97	2	90.97
Total	2,034	6.27	64.43	1,066	53.17

TWELVE

EMPLOYEE BENEFIT PLANS

The Company has a 401(k) retirement savings plan (the "Mohawk Plan") open to substantially all of its employees within the Mohawk and Dal-Tile segments, who have completed 90 days of eligible service. For the Mohawk segment, the Company contributes $0.50 for every $1.00 of employee contributions up to a maximum of 4% of the employee's salary and an additional $0.25 for every $1.00 of employee contributions in excess of 4% of the employee's salary up to a maximum of 6%. For the Dal-Tile segment, the Company contributes $.50 for every $1.00 of employee contributions up to a maximum of 6% of the employee's salary. Employee and employer contributions to the Mohawk Plan were $40,369 and $15,713 in 2006, $38,322 and $15,118 in 2005, and $35,440 and $13,896 in 2004, respectively. The Company also made a discretionary contribution to the Mohawk Plan of approximately $5,900, $5,710 and $5,214 in 2006, 2005 and 2004, respectively. The Unilin segment also has a defined contribution plan that covers certain employees in the United States of America. Eligible employees may elect to contribute a portion of their annual salary subject to a certain maximum each year. The Company's matching of employee contributions is discretionary and is set each year by the Company. The Company's match was approximately $676 for 2006 and $40 for the two-month period ended December 31, 2005.

The Company has a non-contributory defined benefit plan (the "U.S. Plan") assumed in the acquisition of Lees Carpet from Burlington Industries, Inc., in November 2003. The U.S. Plan was frozen in September 2003 and accordingly the participants became 100% vested. In October 2006, the Company made the decision to terminate the U.S. Plan. The Company used December 31 as the measurement date for its U.S. Plan.

The Company also has various pension plans covering employees in Belgium, France and The Netherlands (the "Non-U.S. Plans") that it acquired with the acquisition of Unilin. Benefits under the Non-U.S. Plans depend on compensation and years of service. The Non-U.S. Plans are funded in accordance with local regulations. The Company uses December 31 as the measurement date for its Non-U.S. Plans.

Components of the net periodic benefit cost of the Company's pension benefit plans were as follows:

U.S. Plan:

	2006	2005	2004
Service cost of benefits earned	$ -	26	26
Interest cost on projected benefit obligation	1,285	1,213	1,299
Settlement and curtailment	-	(65)	(672)
Expected return on plan assets	(1,439)	(1,542)	(1,433)
Recognized actuarial (gain) or loss	3,092	–	-
Net amortization and deferral	-	(391)	(238)
Net pension expense/(income)	$ 2,938	(759)	(1,018)

Assumptions used to determine net periodic pension expense for U.S. Plan:

	2006	2005	2004
Discount rate	5.50%	5.50%	5.25%
Expected rate of return on plan assets	8.00%	8.00%	7.00%

Years Ended December 31, 2006, 2005 and 2004 (In thousands, except per share data)

Non-U.S. Plans:

	2006	2005
Service cost of benefits earned	$1,607	283
Interest cost on projected benefit obligation	833	113
Expected return on plan assets	(633)	(92)
Net pension expense/(income)	$1,807	304

Assumptions used to determine net periodic pension expense for Non-U.S. Plans:

	2006	2005
Discount rate	4.90%-4.50%	4.18%
Expected rate of return on plan assets	4.90%-4.50%	4.17%
Rate of compensation increase	2.50%-7.00%	3.45%
Underlying inflation rate	2.00%	2.15%

The obligations, plan assets and funding status of the plans were as follows:

	U.S. Plan		Non-U.S. Plans	
	2006	2005	2006	2005
Change in benefit obligation:				
Projected benefit obligation at end of prior year	$25,128	23,116	16,158	16,318
Cummulative foreign exchange effect	-	-	1,858	-
Service cost	-	26	1,607	283
Interest cost	1,285	1,213	833	113
Plan participants' contributions	-	-	530	70
Actuarial (gain) loss	4,124	2,807	(1,214)	(447)
Settlement and curtailment	(2,065)	(1,944)	-	-
Benefits paid	-	(90)	(1,327)	(179)
Projected benefit obligation at end of year	$28,472	25,128	18,445	16,158
Change in plan assets:				
Fair value of plan assets at end of prior year	$19,747	20,341	13,050	12,907
Cummulative foreign exchange effect	-	-	1,501	-
Actual return on plan assets	1,629	1,440	633	92
Employer contributions	-	-	1,426	99
Benefits paid	-	(90)	(1,327)	(178)
Plan participants' contributions	-	-	530	70
Actuarial (loss) gain	-	-	(961)	60
Settlement and curtailment	(2,065)	(1,944)	-	-
Fair value of plan assets at end of year	$19,311	19,747	14,852	13,050
Funded status of the plans:				
Ending funded status	($ 9,161)	(5,381)	(3,593)	(3,108)
Unrecognized net actuarial (gain) loss		(842)		(507)
(Accrued) prepaid benefit cost		(6,223)		(3,615)
Net Amount recognized in Consolidated Balance Sheets:				
Accrued expenses (Current liability)	($ 9,161)	-	-	-
Accrued benefit liability (Non-current liability)	-	(6,982)	(3,593)	(3,615)
Net periodic benefit cost	-	694	-	-
Settlement	-	65	-	-
Net amount recognized	($ 9,161)	(6,223)	(3,593)	(3,615)

Years Ended December 31, 2006, 2005 and 2004 (In thousands, except per share data)

Assumptions used to determine the projected benefit obligation for the Company's pension benefit plans were as follows:

Projected Benefit Obligation:

U.S. Plan:	**2006**	2005
Discount rate	**5.16%**	5.50%

Non-U.S. Plans:	**2006**	2005
Discount rate	**4.90%-4.50%**	4.26%
Rate of compensation increase	**2.50%-7.00%**	3.43%
Underlying inflation rate	**2.00%**	2.15%

The discount rate assumptions used to account for pension obligations reflect the rates at which the Company believes these obligations will be effectively settled. In developing the discount rate, the Company evaluated input from its actuaries, including estimated timing of obligation payments and yield on investments. The rate of compensation increase for the Non-U.S. Plans is based upon the Company's annual reviews.

	U.S. Plan		Non-U.S. Plans	
	2006	2005	**2006**	2005
Plans with accumulated benefit obligations in excess of plan assets:				
Projected benefit obligation	**$28,472**	25,128	**18,445**	16,158
Accumulated benefit obligation	**28,472**	25,128	**16,115**	14,345
Fair value of plan assets	**19,311**	19,747	**14,852**	13,050

Estimated future benefit payments for the U.S. Plan are $28,472 in 2007. Estimated future benefit payments for the Non-U.S. Plans are $982 in 2007, $121 in 2008, $160 in 2009, $194 in 2010, $349 in 2011 and $3,041 in total for 2012-2016.

The Company expects to make cash contributions of $1,485 to its Non-U.S. Plans and $9,161 for its U.S. Plan in 2007.

The percentage of each asset category of the total assets held by the plans follows:

	2006	2005
Plan asset allocation by category U.S. Plan:		
Equity	**$ -**	11,986
Debt security	**8,999**	4,858
Cash fund	**10,312**	2,903
Total plan assets	**$19,311**	19,747
Plan asset allocation by category Non-U.S. Plans:		
Insurance contracts	**$14,852**	13,050

The Company's investment policy:

Company's investment policy:	**2006**	2005
U.S. Plan:		
Equity	**0.0%**	60.0%
Debt securities	**50.0%**	25.0%
Cash fund	**50.0%**	15.0%
	100.0%	100.0%
Company's investment policy: Non-U.S. Plans:		
Insurance contracts	**100.0%**	100.0%

The Company's investment policy is to optimize the return on plan assets as an acceptable level of risk and to maintain careful control of the risk level within each asset class.

On December 31, 2006, the Company adopted the recognition and disclosure provisions of SFAS 158. SFAS 158 required the Company to recognize the funded status (i.e., the difference between the fair value of plan assets and the projected benefit obligations) of its benefit plans in the December 31, 2006 Consolidated Balance Sheet, with a corresponding adjustment to accumulated other comprehensive income, net of tax. The Company recorded an increase to its pension liability of $818 and an adjustment to accumulated other comprehensive income of $818 which represents the net unrecognized prior service costs.

Years Ended December 31, 2006, 2005 and 2004 (In thousands, except per share data)

THIRTEEN

INCOME TAXES

Following is a summary of income from continuing operations before income taxes for United States and foreign operations:

	2006	2005	2004
United States	$494,190	590,539	572,226
Foreign	182,121	11,594	8,565
Income before income taxes	$676,311	602,133	580,791

Income tax expense (benefit) for the years ended December 31, 2006, 2005 and 2004, consists of the following:

	Current	Deferred	Total
2006:			
U.S. federal	$206,435	(35,313)	171,122
State and local	20,320	(4,932)	15,388
Foreign	62,322	(28,354)	33,968
	$289,077	(68,599)	220,478
2005:			
U.S. federal	$183,807	17,795	201,602
State and local	15,147	300	15,447
Foreign	11,555	(13,609)	(2,054)
	$210,509	4,486	214,995
2004:			
U.S. federal	$158,704	33,639	192,343
State, local and other	11,363	6,288	17,651
	$170,067	39,927	209,994

Income tax expense attributable to earnings before income taxes differs from the amounts computed by applying the U.S. statutory federal income tax rate to earnings before income taxes as follows:

	2006	2005	2004
Computed "expected" tax expense	$236,709	210,747	203,277
State and local income taxes, net of federal income tax benefit	4,522	4,748	11,711
Foreign income taxes	(26,280)	(589)	(892)
Change in valuation allowance	28,608	(1,351)	(1,821)
Change in statutory tax rate	(1,528)	–	–
Belgium notional interest	(22,510)	–	–
Other, net	957	1,440	(2,281)
	$220,478	214,995	209,994

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2006 and 2005, are presented below:

	2006	2005
Deferred tax assets:		
Accounts receivable	$ 21,756	20,147
Inventories	47,507	(22,365)
Accrued expenses	112,639	99,836
Foreign and State net operating losses and credits	81,589	44,620
Valuation allowance	(68,773)	(32,180)
Gross deferred tax assets	194,718	110,058
Deferred tax liabilities:		
Plant and equipment	(291,233)	(302,552)
Intangibles	(336,636)	(325,183)
LIFO change in accounting method	(50,424)	–
Other liabilities	(47,356)	(56,069)
Gross deferred tax liabilities	(725,649)	(683,804)
Net deferred tax liability[1]	$(530,931)	(573,746)

(1) This amount includes $2,693 and $25,114 of non-current deferred tax assets which are in other assets and $4,565 and $5,111 current deferred tax liabilities which are included in accounts payable and accrued expenses in the consolidated balance sheet as of December 31, 2006 and 2005, respectively.

Management believes it is more likely than not the Company will realize the benefits of these deductible differences, with the exception of certain carryforward deferred tax assets discussed below, based upon the expected reversal of deferred tax liabilities and the level of historical and projected taxable income over periods in which the deferred tax assets are deductible.

As of December 31, 2006, the Company had state net operating loss carryforwards and state tax credits with potential tax benefits of approximately $45,163, net of federal income tax benefit; these carryforwards expire over various periods based on jurisdiction. Because the Company generates more state tax credits on an annual basis in certain jurisdictions than the related state taxable income, it is the Company's opinion that it is more likely than not that the benefit of the deferred tax assets related to state tax credits and certain state net operating losses will not be realized. Accordingly, a valuation allowance of approximately $44,324 has been recorded for the year ended December 31, 2006. Of this balance, approximately $4,000 of the future tax benefit, if realized, from the reversal of the valuation allowance would be allocable as a reduction of goodwill. In addition, the Company has tax credit and net operating loss carryforwards in various foreign jurisdictions of approximately $36,426 as of December 31, 2006. The credit

carryforwards begin to expire in 2011; the net operating loss carryforwards have an indefinite life. Based on historical and future income projections, it is the Company's opinion that it is more likely than not that the benefit of net operating loss carryforwards in certain foreign jurisdictions will not be realized; therefore, a valuation allowance totaling $24,449 as of December 31, 2006 has been recorded against these deferred tax assets. The valuation allowance of $32,180 consists principally of state net operating losses as of December 31, 2005. For 2006, the total change in the valuation allowance was an increase of $36,593. An increase of $28,608 was primarily as a result of a generating additional net operating losses and credit carryforwards in the current period in foreign and state jurisdictions for which no benefit is expected to be realized. The remaining difference of $7,985 is an adjustment to reflect additional net operating loss carryforwards and credits reported in the 2005 tax returns as filed.

The Company does not provide for U.S. federal and state income taxes on the cumulative undistributed earnings of its foreign subsidiaries because such earnings are reinvested and will continue to be reinvested indefinitely. At December 31, 2006 and 2005, the Company had not provided federal income taxes on earnings of approximately $257,000 and $56,763 from its foreign subsidiaries. Should these earnings be distributed in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes and withholding taxes in various international jurisdictions. These taxes would be partially offset by U.S. foreign tax credits. Determination of the amount of unrecognized deferred U.S. tax liability is not practical because of the complexities associated with this hypothetical calculation.

In the normal course of business, the Company's tax returns are subject to examination by various taxing authorities. Such examinations may result in future tax and interest assessments by these taxing authorities and the Company has accrued a liability when it believes it is probable that it will be assessed. Differences between the estimated and actual amounts determined upon ultimate resolution, individually or in the aggregate, are not expected to have a material adverse effect on the Company's consolidated financial position but could possibly be material to the Company's consolidated results of operations or cash flow in a given quarter or annual period. The Company reversed certain pre acquisition tax liabilities of $25,526 with a corresponding reduction to goodwill for the year ended December 31, 2006.

FOURTEEN

COMMITMENTS AND CONTINGENCIES

The Company is obligated under various operating leases for office and manufacturing space, machinery, and equipment. Future minimum lease payments under non-cancelable capital and operating leases (with initial or remaining lease terms in excess of one year) as of December 31:

	Capital	Operating	Total Future Payments
2007	$7,139	103,333	110,472
2008	7,057	90,126	97,183
2009	3,419	78,361	81,780
2010	254	58,441	58,695
2011	249	44,846	45,095
Thereafter	1,577	98,643	100,220
Total payments	19,695	473,750	493,445
Less amount representing interest	(941)		
Present value of capitalized lease payments	$18,754		

Rental expense under operating leases was $118,280, $99,697 and $87,659 in 2006, 2005 and 2004, respectively.

The Company has approximately $57,080 and $40,958 as of December 31, 2006 and 2005 in standby letters of credit for various insurance contracts and commitments to foreign vendors that expire within two years. In addition, at December 31, 2006 and 2005, the Company guaranteed approximately $80,324 and $72,040 for VAT and building leases, respectively, related to its operating facilities in France.

The Company is involved in litigation from time to time in the regular course of its business. Except as noted below, there are no material legal proceedings pending or known to be contemplated to which the Company is a party or to which any of its property is subject.

In Shirley Williams et al. v. Mohawk Industries, Inc., four plaintiffs filed a putative class action lawsuit in January 2004 in the United States District Court for the Northern District of Georgia, alleging that they are former and current employees of the Company and that the actions and conduct of the Company, including the employment of persons who are not authorized to work in the United States, have damaged them

Years Ended December 31, 2006, 2005 and 2004 (In thousands, except per share data)

and the other members of the putative class by suppressing the wages of the Company's hourly employees in Georgia. The plaintiffs seek a variety of relief, including (a) treble damages; (b) return of any allegedly unlawful profits; and (c) attorney's fees and costs of litigation. In February 2004, the Company filed a Motion to Dismiss the Complaint, which was denied by the District Court in April 2004. The Company then sought and obtained permission to file an immediate appeal of the District Court's decision to the United States Court of Appeals for the Eleventh Circuit. In June 2005, the Eleventh Circuit reversed in part and affirmed in part the lower court's decision (Williams v. Mohawk Industries, Inc., 411 F.3d 1252 (11th Cir. 2005)). In June 2005, the Company filed a petition requesting review by the full Eleventh Circuit, which was denied in August 2005. In October 2005, the Company filed a petition for certiorari with the United States Supreme Court, which was granted in December of 2005. The case was argued before the Supreme Court on April 26, 2006. On June 5, 2006, the Supreme Court vacated the Eleventh Circuit's ruling and ordered the Eleventh Circuit to reconsider the case in light of the Supreme Court's decision in Anza v. Ideal Steel Supply Co., 126 S. Ct. 1991 (2006). On September 27, 2006, the Eleventh Circuit issued a second decision reversing in part and affirming in part the lower court's decision. On October 18, 2006, the Company filed a petition requesting review of this decision by the full Eleventh Circuit, which was denied in November 2006. In December 2006, the Company filed a second petition for certiorari with the United States Supreme Court. The Company will continue to vigorously defend itself against this action.

The Company believes that adequate provisions for resolution of all claims and pending litigation have been made for probable losses and that the ultimate outcome of these actions will not have a material adverse effect on its financial condition but could have a material effect on its results of operations in a given quarter or annual period.

The Company has received partial refunds from the United States government in reference to settling custom disputes dating back to 1982. Accordingly, the Company recorded a net gain of $19,436 ($12,288 net of taxes) in other income (expense) for the twelve months ended December 31, 2006. Additional future recoveries will be recorded as realized.

The Company is subject to various federal, state, local and foreign environmental health and safety laws and regulations, including those governing air emissions, wastewater discharges, the use, storage, treatment and disposal of solid and hazardous materials, and the cleanup of contamination associated therewith. Because of the nature of the Company's business, the Company has incurred, and will continue to incur, costs relating to compliance with such laws and regulations. The Company is involved in various proceedings relating to environmental matters and is currently engaged in environmental investigation, remediation and post-closure care programs at certain sites. The Company has provided accruals for such activities that it has determined to be both probable and reasonably estimable. The Company does not expect that the ultimate liability with respect to such activities will have a material adverse effect on its operations, but may have an effect on a given quarter or annual period.

In the normal course of business, the Company has entered into various European collective bargaining agreements with its workforce, either locally or within its industry sector. Historically, the Company and its industry have maintained favorable relationships with its workforce and expect to do so in the future.

FIFTEEN

CONSOLIDATED STATEMENTS OF CASH FLOWS INFORMATION

Supplemental disclosures of cash flow information are as follows:

	2006	2005	2004
Net cash paid during the year for:			
Interest	$113,426	61,468	60,744
Income taxes	$267,075	191,601	226,227
Supplemental schedule of non-cash investing and financing activities:			
Fair value of assets acquired in acquisition	$113,008	3,375,605	16,236
Liabilities assumed in acquisition	(33,366)	(762,076)	(1,238)
	$ 79,642	2,613,529	14,998

Years Ended December 31, 2006, 2005 and 2004 (In thousands, except per share data)

SIXTEEN

SEGMENT REPORTING

The Company has three reporting segments, the Mohawk segment, the Dal-Tile segment, and the Unilin segment. The Mohawk segment manufactures, sources, markets and distributes its product lines, which include carpet, rugs, pad, ceramic tile, hardwood, resilient and laminate through independent floor covering retailers, home centers, mass merchandisers, department stores, commercial dealers and commercial end users. The Dal-Tile segment product lines include ceramic tile, porcelain tile and stone products sold through tile and flooring retailers, contractors, independent distributors and home centers. The Unilin segment, which is headquartered in Belgium, is a leading manufacturer, distributor and marketer of laminate flooring, insulated roofing and other wood panels in Europe and the United States. Unilin sells its laminate flooring products through independent distributors and specialty stores in Europe and the United States, as well as through traditional retailers in France, Belgium and The Netherlands and, in some circumstances, under private label names.

Amounts disclosed for each segment are prior to any elimination or consolidation entries. Corporate general and administrative expenses attributable to each segment are estimated and allocated accordingly. Segment performance is evaluated based on operating income. No single customer accounted for more than 5% of net sales for the years ended December 31, 2006, 2005 and 2004. In addition, inter-segment net sales were approximately $15,200 between the Unilin and Mohawk segments for the year ended December 31, 2006. There were no significant inter-segment sales for the year ended December 31, 2005.

Segment information is as follows:

	2006	2005	2004
Net sales:			
Mohawk	$4,742,060	4,716,659	4,368,831
Dal-Tile	1,941,819	1,734,781	1,511,541
Unilin	1,236,918	168,814	–
Corporate and eliminations	(14,955)	(155)	–
	$7,905,842	6,620,099	5,880,372
Operating income:			
Mohawk	$ 387,386	426,811	427,658
Dal-Tile	270,901	260,194	219,831
Unilin	214,093	(5,162)	–
Corporate and eliminations	(33,320)	(9,459)	(8,497)
	$ 839,060	672,384	638,992
Depreciation and amortization:			
Mohawk	$ 95,089	91,452	89,479
Dal-Tile	37,576	31,731	29,210
Unilin	135,337	23,695	–
Corporate	6,950	3,779	4,399
	$ 274,952	150,657	123,088
Capital expenditures (excluding acquisitions):			
Mohawk	$ 71,793	153,238	66,563
Dal-Tile	63,177	84,363	38,720
Unilin	28,688	6,207	–
Corporate	2,111	3,498	1,318
	$ 165,769	247,306	106,601
Assets:			
Mohawk	$2,462,420	2,473,497	2,288,427
Dal-Tile	2,257,107	2,207,514	2,063,195
Unilin	3,302,195	3,263,248	–
Corporate and eliminations	156,672	95,778	54,898
	$8,178,394	8,040,037	4,406,520
Geographic net sales:			
North America	$6,974,488	6,489,511	5,880,372
Rest of world	931,354	130,588	–
	$7,905,842	6,620,099	5,880,372
Long-lived assets[1]:			
North America	$2,995,968	2,951,681	
Rest of world	1,591,759	1,481,010	
	$4,587,727	4,432,691	

(1) Long-lived assets are composed of net property, plant and equipment, goodwill, trademarks and other intangibles.

Years Ended December 31, 2006, 2005 and 2004 (In thousands, except per share data)

SEVENTEEN

QUARTERLY FINANCIAL DATA (UNAUDITED)

The supplemental quarterly financial data are as follows:

	Quarter Ended			
	April 1, 2006	July 1, 2006	September 30, 2006	December 31, 2006
Net sales	$1,925,106	2,058,123	2,024,019	1,898,594
Gross profit	516,344	592,378	568,511	554,078
Net earnings	79,121	119,513	127,708	129,491
Basic earnings per share	1.17	1.77	1.89	1.91
Diluted earnings per share	1.16	1.76	1.88	1.90

	Quarter Ended			
	April 2, 2005	July 2, 2005	October 1, 2005	December 31, 2005
Net sales	$1,493,222	1,624,692	1,697,634	1,804,551
Gross profit	390,369	438,165	462,954	476,758
Net earnings	73,662	98,080	115,763	99,633
Basic earnings per share	1.10	1.47	1.73	1.48
Diluted earnings per share	1.09	1.45	1.71	1.47

2005 includes a non-recurring $34,300 ($22,300 net of taxes) fair value adjustment applied to Unilin's acquired inventory related to the Unilin acquisition.

The Board of Directors and Stockholders
Mohawk Industries, Inc.:

We have audited the accompanying consolidated balance sheets of Mohawk Industries, Inc. and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of earnings, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the combined consolidated financial statements of Unilin Flooring BVBA and Unilin Holding Inc. and their respective subsidiaries (Unilin Group), which financial statements reflect total assets constituting approximately 40 and 41 percent and total revenues constituting approximately 16 and 3 percent in 2006 and 2005, respectively, of the related consolidated totals. Those financial statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Unilin Group, is based solely on the report of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Mohawk Industries, Inc. and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in note 11 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), *Share-Based Payment*, effective January 1, 2006. As discussed in Note 4 to the consolidated financial statements, the Company changed its method of accounting for all inventories not previously accounted for on the first-in first-out ("FIFO") method from the last-in first-out ("LIFO") method to the FIFO method during 2006.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Mohawk Industries, Inc.'s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 23, 2007 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

KPMG LLP

Atlanta, Georgia
February 23, 2007

The Shareholders and the Board of Directors
Unilin Flooring BVBA and Unilin Holding Inc.
Ooigem, Belgium

We have audited the combined consolidated financial statements of Unilin Flooring BVBA and Unilin Holding Inc. and their subsidiaries (the Unilin Group) as of December 31, 2006 and 2005 and the related combined consolidated statements of operations, stockholders' equity and comprehensive income (loss), and cash flows for the twelve and two month periods then ended (not presented herein). These financial statements are the responsibility of the combined Companies' management. Our responsibility is to express an opinion on these combined consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The combined Companies are not required to have, nor were we engaged to perform, an audit of their internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the combined Companies' internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Unilin Group at December 31, 2006 and 2005 and the results of their operations and their cash flows for the twelve and two month periods then ended in conformity with accounting principles generally accepted in the United States of America.

February 23, 2007

BDO Atrio Bedrijfsrevisoren Burg. CVBA
Represented by

Veerle Catry

The Board of Directors and Stockholders
Mohawk Industries, Inc.:

We have audited management's assessment, included in the accompanying "Management's Report on Internal Control over Financial Reporting," that Mohawk Industries, Inc. maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Mohawk Industries, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Mohawk Industries, Inc. maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, Mohawk Industries, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Mohawk Industries and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of earnings, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2006, and our report dated February 23, 2007 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

Atlanta, Georgia
February 23, 2007

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a 15(f) under the Securities Exchange Act of 1934, as amended). The Company's management assessed the effectiveness of its internal control over financial reporting as of December 31, 2006. In making this assessment, the Company's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control-Integrated Framework. The Company's management has concluded that, as of December 31, 2006, its internal control over financial reporting is effective based on these criteria. The Company's independent registered public accounting firm, KPMG LLP, has issued an attestation report on management's assessment of the Company's internal control over financial reporting, which is included herein.



Jeffrey S. Lorberbaum
Chairman, President and Chief Executive Officer



Frank H. Boykin
Chief Financial Officer and Vice President – Finance

DIRECTORS

Jeffrey S. Lorberbaum
Chairman of the Board, President and Chief Executive Officer

Leo Benatar [b][c]
Principal of Benatar and Associates and Former Chairman of Engraph, Inc., a subsidiary of Sonoco Products Company (an international manufacturer of industrial and consumer packaging products)

Phyllis O. Bonanno [b]
President and Chief Executive Officer of International Trade Solutions, Inc.

Bruce C. Bruckmann [a][c]
Managing Director
Bruckmann, Rosser, Sherrill & Co., Inc. (a venture capital firm)

Frans De Cock
President
Unilin

John F. Fiedler [b][c]
Former Chairman and Chief Executive Officer
Borg-Warner Automotive Inc. (a manufacturer of automotive parts)

David L. Kolb [a][b]
Former Chairman and Chief Executive Officer
Mohawk Industries, Inc.

Larry W. McCurdy [a][c]
Former Chairman, President and Chief Executive Officer of Echlin, Inc. (a worldwide manufacturer of motor vehicle parts)

Robert N. Pokelwaldt [a]
Former Chairman and Chief Executive Officer of York International Corporation (a manufacturer of air conditioning and cooling systems)

W. Christopher Wellborn
Chief Operating Officer

[a] Audit Committee
[b] Compensation Committee
[c] Nominating and Corporate Governance Committee

OFFICERS

Jeffrey S. Lorberbaum
Chairman of the Board, President and Chief Executive Officer

W. Christopher Wellborn
Chief Operating Officer

Frank H. Boykin
Vice President – Finance and Chief Financial Officer

Frans De Cock
President
Unilin

William B. Kilbride
President
Mohawk Home

Jerry L. Melton
Vice President
Human Resources

Donald R. Riley
Chief Information Officer

H. Monte Thornton
President
Mohawk Flooring

Harold G. Turk
President
Dal-Tile

Joe W. Yarbrough
Vice President
Operations

CORPORATE HEADQUARTERS
P.O. Box 12069
160 South Industrial Boulevard
Calhoun, Georgia 30703
(706) 629-7721

INDEPENDENT AUDITORS
KPMG LLP
Atlanta, Georgia

BDO Atrio Bedrijfsrevisoren Burg. CVBA
Brussels, Belgium

CORPORATE COUNSEL
Alston & Bird LLP
Atlanta, Georgia

TRANSFER AGENT AND REGISTRAR
American Stock Transfer
and Trust Company
Corporate Trust Client Services
1525 West W.T. Harris Blvd., 3C3
Charlotte, North Carolina 28262-8522
(704) 590-7390

PUBLICATIONS
The Company's Annual Report, Proxy Statement, Form 8-K, 10-K and 10-Q reports are available without charge and can be ordered via our stockholder communications service at (800) 625-7721 or via the Internet at www.mohawkind.com under investor relations. Written requests should be sent to Deby Barnes at the Company's headquarters address above.

PRODUCT INQUIRIES
For more information about Mohawk's products, call toll-free: (800) 622-6227 or visit our Web site at www.mohawk-flooring.com.

INVESTOR/ANALYST CONTACT
For additional information about Mohawk, please contact Frank H. Boykin at (706) 624-2695 or at the Company's headquarters address above.

ANNUAL MEETING OF SHAREHOLDERS
The Annual Meeting of Shareholders of Mohawk Industries, Inc., will be held at the Company's headquarters on South Industrial Boulevard in Calhoun, Georgia, on Wednesday, May 16, 2007, at 10:00 a.m. For directions and a map, call Deby Barnes at (706) 624-2246.

COMMON STOCK PRICE RANGE
Mohawk's common stock is traded on the New York Stock Exchange under the symbol MHK. The table below sets forth the high and low sales prices per share of the common stock as reported by the exchange, for each fiscal period indicated.

MOHAWK COMMON STOCK

2006	HIGH	LOW
First Quarter	$90.88	$80.05
Second Quarter	81.50	69.47
Third Quarter	77.18	62.80
Fourth Quarter	79.64	70.00

2005	HIGH	LOW
First Quarter	$94.72	$82.15
Second Quarter	89.00	76.54
Third Quarter	92.45	76.19
Fourth Quarter	89.71	74.55

ENVIRONMENTAL COMMITMENT
Mohawk addresses environmental issues through the application of recycling, waste management and energy conservation in its business practices and operating procedures.

♻ Portions of this annual report printed on recycled paper.

EQUAL OPPORTUNITY
Mohawk is an Equal Opportunity/Affirmative Action employer committed to attracting a diverse pool of applicants.

NYSE AFFIRMATION CERTIFICATIONS
As Chief Executive Officer of Mohawk Industries, Inc., and as required by Section 303A.12(a) of the New York Stock Exchange Listed Company Manual, I hereby certify that as of the date hereof I am not aware of any violation by the Company of NYSE's Corporate Governance listing standards.



Jeffrey S. Lorberbaum
Chairman, President and Chief Executive Officer

The Company has filed the certifications of its Chief Executive Officer and Chief Financial Officer required by Section 302 of Sarbanes-Oxley Act of 2002 as an exhibit to the Company's Form 10-K for the fiscal year ended December 31, 2006.

PERFORMANCE GRAPH
The following is a line graph comparing the yearly percentage change in the Company's cumulative total stockholder returns to those of the Standard & Poor's 500 Index and a group of peer issuers beginning on December 31, 2001 and ending on December 31, 2006.

Comparison of Total Cumulative Returns Between Mohawk Industries, Inc., the S&P 500 Index and a Peer Group



	12/31/01	12/31/02	12/31/03	12/31/04	12/31/05	12/31/06
Mohawk	$100.00	$103.79	$128.55	$166.30	$158.52	**$136.43**
S&P 500	$100.00	$ 77.89	$100.23	$111.13	$116.57	**$134.98**
Peer Group	$100.00	$ 93.51	$117.20	$162.65	$148.09	**$156.51**

The peer group includes the following companies: American Standard Companies, Inc., The Black & Decker Corporation, Congoleum Corporation, Dixie Group, Inc., Interface, Inc., Leggett & Platt, Inc., Masco Corporation and The Stanley Works. The Black & Decker Corporation and The Stanley Works are included in the peer group because these companies respond to economic changes similarly to the Company. Total return values were calculated based on cumulative total return, assuming the value of the investment in the Company's Common Stock and in each index on December 31, 2001 was $100 and that all dividends were reinvested. The Company is not included in the peer group because management believes that, by excluding the Company, investors will have a more accurate view of the Company's performance relative to the peer companies.

Designed and produced by Corporate Reports Inc./Atlanta www.corporatereport.com

END